FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

2013 INTERIM RESULTS - HIGHLIGHTS

• Reported profit before tax ('PBT') was US$14.1bn in the first half of 2013 ('1H13'), an increase of 10% compared with the same period in 2012 ('1H12').

•      Underlying PBT was US$13.1bn, up 47% compared with 1H12, due to higher revenues, lower loan impairment charges, including a notable improvement in our US run-off portfolio, and lower operating expenses.

• Return on average ordinary shareholders' equity was 12.0% compared with 10.5% in 1H12.

•      Underlying revenue included net favourable movements on non-qualifying hedges of US$0.8bn, a net gain of US$0.6bn on completion of the sale of our remaining investment in Ping An and a US$0.5bn favourable debit valuation adjustment on derivative contracts.

•      We continued to make progress on delivering our strategy and grew revenues in key areas, led by our Financing and Equity Capital Markets and Credit businesses, residential mortgages in the UK and Hong Kong, and from collaboration between our global businesses.

•      Underlying costs were down 8% on 1H12, due mainly to the non-recurrence of provisions for fines and penalties recorded in 1H12 and lower charges from UK customer redress programmes and restructuring costs.

•      We continued to pursue our strategic aim of improving costs to invest in the business. During 1H13 we achieved US$0.8bn of sustainable cost savings across all regions, taking the annualised total to US$4.1bn since the start of 2011, exceeding our target for the end of 2013.

•      We continued to reshape the business and reallocate capital in line with our strategy, announcing 11 disposals or closures of non-strategic businesses since the start of the year, taking the total to 54 since 2011.

Stuart Gulliver, Group Chief Executive, said: 'Both reported and underlying profit before tax increased in the first half. These results demonstrate that we have continued to make progress on delivering our strategy.'

	Reported			Underlying1
	Half-year to			Half-year to
	30 Jun 2013	30 Jun 2012	Change	30 Jun 2013	30 Jun 2012	Change
	US$m	US$m	%	US$m	US$m	%
Income statement
Revenue2 .................................................................	34,372	36,897	(7)	33,294	32,094	4
Loan impairment charges and other credit risk provisions ............................................................	(3,116)	(4,799)	35	(3,115)	(4,367)	29
Operating expenses ...............................................	(18,399)	(21,204)	13	(18,312)	(19,927)	8
Profit before tax ......................................................	14,071	12,737	10	13,078	8,896	47

	At 30 Jun 2013	At 31 Dec 2012	At 30 Jun 2012
	US$m	US$m	US$m
Capital and balance sheet
Core tier 1 ratio .......................................................	12.7%	12.3%	11.3%
Common equity tier 1 ratio3 ..................................	10.1%	9.5%	n/a
Loans and advances to customers ......................	969,382	997,623	974,985
Customer accounts ................................................	1,316,182	1,340,014	1,278,489
Risk-weighted assets .............................................	1,104,764	1,123,943	1,159,896

	Half-year to
	30 Jun 2013	30 Jun 2012
Performance measures
Return on average shareholders' equity ............	12.0%	10.5%
Cost efficiency ratio ...............................................	53.5%	57.5%
Pre-tax return on average risk-weighted assets .	2.6%	2.1%

1 The difference between reported and underlying results is reconciled on page 34.
2 Revenue is defined as net operating income before loan impairment charges and other credit risk provisions.

3  Estimated CRD IV end-point CET1 ratio after planned mitigation of immaterial holdings based on our interpretation of the July 2011 draft CRD IV regulation, supplemented by UK regulator guidance for 31 December 2012 and Final CRR rules for 30 June 2013. Refer to 'Estimated effect of CRD IV end-point rules' table on page 188 and basis of preparation on page 197 in the Interim Report 2013.

HSBC HOLDINGS REPORTS PRE-TAX PROFIT OF US$14.1bn

HSBC made a reported profit before tax of US$14.1bn, an increase of US$1.3bn, or 10%, compared with the first half of 2012.

Profit attributable to ordinary shareholders was US$10.0bn, an increase of US$1.8m or 23% compared with the first half of 2012.

Net interest income of US$17.8bn was US$1.6bn, or 8%, lower than the first half of 2012.

Net operating income before loan impairment charges and other credit risk provisions of US$34.4bn was US$2.5bn, or 7%, lower than the first half of 2012.

Total operating expenses of US$18.4bn decreased by US$2.8bn, or 13%, compared with the first half of 2012. On an underlying basis, operating expenses decreased by 8%.

HSBC's cost efficiency ratio was 53.5%, 4 percentage points lower than the first half of 2012.

Loan impairment charges and other credit risk provisions were US$3.1bn in the first half of 2013, US$1.7bn lower than the first half of 2012.

The Directors have declared a second interim dividend for 2013 of US$0.10 per ordinary share, a distribution of approximately US$1,864m.

The core tier 1 ratio and common equity tier 1 ratio for the Group remained strong at 12.7% and 10.1%, respectively, at 30 June 2013.

The Group's total assets at 30 June 2013 were US$2,645bn, a decrease of US$47bn, or 2%, since 31 December 2012.

Geographical distribution of results

Profit/(loss) before tax
	Half-year to
	30 June 2013		30 June 2012		31 December 2012
	US$m	%	US$m	%	US$m	%

Europe	2,768	19.7	(667)	(5.2)	(2,747)	(34.7)
Hong Kong	4,205	29.9	3,761	29.5	3,821	48.3
Rest of Asia-Pacific	5,057	35.9	4,372	34.3	6,076	76.8
Middle East and North Africa	909	6.5	772	6.1	578	7.3
North America	666	4.7	3,354	26.3	(1,055)	(13.3)
Latin America	466	3.3	1,145	9.0	1,239	15.6

	14,071	100.0	12,737	100.0	7,912	100.0

Tax expense	(2,725)		(3,629)		(1,686)

Profit for the period	11,346		9,108		6,226

Profit attributable to shareholders
of the parent company	10,284		8,438		5,589

Profit attributable to
non-controlling interests	1,062		670		637

Distribution of results by global business

Profit/(loss) before tax
	Half-year to
	30 June 2013		30 June 2012		31 December 2012
	US$m	%	US$m	%	US$m	%

Retail Banking and Wealth Management	3,267	23.2	6,410	50.3	3,165	40.0
Commercial Banking	4,133	29.4	4,429	34.8	4,106	51.9
Global Banking and Markets	5,723	40.7	5,047	39.6	3,473	43.9
Global Private Banking	108	0.8	527	4.1	482	6.1
Other	840	5.9	(3,676)	(28.8)	(3,314)	(41.9)

	14,071	100.0	12,737	100.0	7,912	100.0

Statement by Douglas Flint, Group Chairman

HSBC delivered a solid financial performance in the first half of 2013.

Pre-tax profit on a reported basis was US$14.1bn, US$1.3bn or 10% higher than in the first half of 2012. On an underlying basis, the profit before tax was 47% ahead of the comparable period. Earnings per ordinary share rose by 20% to US$0.54.

These results confirm the value which is being delivered from the continuing reshaping of the Group and from enforcing appropriate cost discipline.

Driven by capital retention from operating performance, the Group's capital position strengthened further and the core tier 1 ratio improved to 12.7% compared with 12.3% at the beginning of the year and 11.3% a year ago.

A second interim dividend of US$0.10 per ordinary share was declared by the Board on 5 August taking the total dividends declared in respect of the first half of 2013 to US$0.20 per ordinary share as foreshadowed in last year's Annual Report and Accounts; this is US$0.02 per ordinary share or some 11% higher than in the comparable period in 2012.

The Group Chief Executive's Business Review covers this performance in some detail. From the Board's perspective I want to highlight three points.

Strategy implementation is progressing well

The strategic direction approved by the Board has been to reduce complexity, improve business co-operation, maximise the value of the Group's long heritage in faster-growing markets, concentrate resources on businesses where scale and connectivity are competitive strengths, and apply and enforce Global Standards to control the risks faced by the Group.

The application of this strategic direction has been most immediately seen in the number of disposals and closures, now 54 since the beginning of 2011, which have sharpened the focus of the Group and eliminated areas of comparative weakness. As important, but less obvious are the steps being taken to build revenues from opportunities hitherto not fully exploited. Two illustrations make this point.

Firstly, as many peer institutions have withdrawn from overseas markets in recent years, HSBC's scale and connectivity has become a more distinctive competitive strength. This has been built upon most notably in transaction banking, where our Payments and Cash Management, Securities Services and Global Trade and Receivables Finance businesses have grown strongly.

Secondly, our leading positions in Hong Kong in debt and foreign exchange products were not matched historically in equity and mergers and acquisitions products. By committing greater resource and relationship management to these areas, we have driven our market share and positioning to top tier status.

Diversification and scale remain core strengths

At a time of intense international focus on the resolvability of systemically important financial institutions such as HSBC, the Board continues to believe strongly in the benefits that accrue both to customers and to the Group from a diversified universal banking model and from scale.

In the first half of 2013, there was a good balance between our global businesses with the largest, Global Banking and Markets, representing just over 40% of pre-tax profit. Geographically, profits were well spread with the largest proportion generated in markets recognised to have sustainably higher growth prospects. All regions were profitable in the period.

The advantage of having both intermediation businesses within retail and commercial banking and debt capital markets activities within Global Banking and Markets was again clearly illustrated in the period. While demand for bank credit remained muted, continuing low interest rates drove primary issuance through our debt capital markets operations, notably in Europe and Hong Kong. As emerging market customers increased their participation in debt capital markets, our well-established presence and relationships successfully channelled business opportunities.

Implementing and enforcing Global Standards remains a key priority

HSBC's Global Standards programme is a centrepiece of our strategy to ensure HSBC is well-positioned to succeed. Our stated objective of being the world's leading international bank means that we also must be a leader in implementing the most effective standards globally. We are devoting significant resources and attention to this effort as we know we must back our strong commitment with capability. Over the past six months, we have increased resources in our Regulatory and Financial Crime Compliance units by over 1,600 headcount and are delivering mandatory training to all of our employees globally on critical compliance subjects on an ongoing basis.

With regard to the Deferred Prosecution Agreement ('DPA') entered into with the US Department of Justice on 11 December 2012 and the associated legal and regulatory undertakings, the outstanding procedural arrangements have now been finalised.

On 1 July 2013, the US District Court Judge to whom the case was assigned formally approved the DPA, subject to a continued monitoring of its execution and implementation.

On 22 July, Michael Cherkasky began his work as the Monitor charged with evaluating and reporting upon, over a five-year period, the effectiveness of the Group's internal controls, policies and procedures as they relate to ongoing compliance with applicable anti-money laundering and sanctions laws. Mr Cherkasky's career has been characterised by his service to law enforcement in the US, both as a public servant and in private life through support and oversight roles.

Regulatory update

Strategy implementation continues to be executed within an evolving regulatory landscape. I drew attention in my report at the end of last year to the extensive programme of work still to be completed within the regulatory reform agenda. This remains the case. We continue to commit significant resources to work with public policy, regulatory and industry bodies to deliver the outcomes we jointly seek in terms of greater stability of the financial system and the restoration of society's trust and confidence in our industry.

Much of the reform programme has to date addressed the structural and financial underpinnings of our industry.

With progress in these areas solidly on track, it is good to see greater focus now being directed to the more complex areas, such as cross-border resolution issues, bail-in hierarchies and conduct and behaviour regulation.

In the latter area, the UK Parliamentary Commission on Banking Standards delivered its report on 12 June 2013. Their report is the most comprehensive study so far anywhere in the world to address the conduct and behavioural issues that, in truth, lie at the heart of the restoration of confidence and trust.

The report is hard-hitting and uncomfortable to read. Contained within the report are many constructive proposals to help fix the issues which have afflicted the industry, most importantly through re-establishing core values of personal responsibility and accountability. Some of the recommendations will be challenging to implement and there are some that we believe could have unintended consequences.

This notwithstanding, the report's analysis and recommendations have, as the UK Government recognised in its response, provided a formidable evidence base from which to implement the further changes needed to return banking to its core role within society of financing economic growth. We believe this is the right objective to emphasise and it has our full support.

Turning to progress on resolution planning, important proposals were published during the period by the EU authorities concerning a framework for bank resolution. Within this framework were proposals around a hierarchy for debt bail-in, designed to prevent any future call upon taxpayer support for a failed financial institution. The use of bail-in of unsecured debt in resolution carries broad industry backing in principle. However, we support industry calls for a careful study of the impact that any alteration of the hierarchy of claims will have on market behaviour, before any such hierarchy is finalised. At a time when it is critical to ensure that the fullest extent of financial industry capacity is ready to support economic growth initiatives, any changes that could affect bank funding markets need to be understood fully at both industry and individual bank levels.

Finally, a word on the requirements within the EU's latest Capital Requirements Directive ('CRD IV') that will put a cap on the ratio of variable pay to fixed pay for defined employees across the whole of the HSBC Group from the start of next year. These legislative changes, which are not supported by either the UK Government or the Prudential Regulation Authority, could have a highly damaging impact on our competitive position in many of our key markets, including those outside Europe. The Board is committed to protecting the competitive position of these operations which are critical to the continued success of your Group. We will therefore be consulting on how best to achieve this aim while seeking to preserve the essence of the remuneration framework supported by shareholders two years ago.

Audit arrangements

As was noted in last year's Annual Report and Accounts, KPMG Audit plc has been the auditor to HSBC Holdings since it became the ultimate holding company of the Group in 1991. Annual re-appointment of KPMG has been approved by shareholders during this period following successive Board recommendations. Your Board announced earlier this year that it intended to put the external audit contract out to tender, responding both to shareholder feedback and emerging regulatory proposals on auditor rotation. That tender process has now been conducted and concluded. As a consequence of this process, the Group Audit Committee has recommended to the Board that PricewaterhouseCoopers LLP be appointed auditor of the HSBC Group with effect from the year ending 31 December 2015. The Board intends to put this recommendation with its endorsement to shareholders at the 2015 Annual General Meeting.

Board changes

Since we reported the full-year results for 2012 there are three changes to report with regard to the Board.

On 31 May 2013, Sir Jonathan Evans (55) was appointed as an independent non-executive Director of HSBC Holdings plc with effect from 6 August. He will also be a member of the Financial System Vulnerabilities Committee.

Sir Jonathan's career in the Security Service (MI5) spanned 33 years, the last six of which as Director General. During his career, Sir Jonathan's experience included counter-espionage, protection of classified information and the security of critical national infrastructure. His main focus was, however, counter-terrorism, both international and domestic including, increasingly, initiatives against cyber threats.

Sir Jonathan's experience and expertise gained from a career at the highest level of public service will be of considerable value to the Board as it addresses its governance of systemic threats.

On 20 May, John Thornton, who had served the Group as an independent non-executive Director of HSBC Holdings plc since December 2008 and as Chairman of the Group Remuneration Committee since May 2010, announced that he would not seek re-election as a Director at the 2013 Annual General Meeting in view of recently expanded responsibilities within his other business interests.

John made an invaluable contribution to the Group during his tenure, not least in his work with shareholders in his position as Chairman of the Group Remuneration Committee. On behalf of the Board and shareholders I would like to take this opportunity once again to thank him for his wise counsel and wish him all the best in his future endeavours.

Finally, Jim Comey, who joined the Board on 4 March this year was nominated by President Obama on 21 June to serve as the next Director of the FBI. Jim was confirmed by the US Senate on 29 July. He will take up his new post on 4 September and accordingly he will step down from the Board with effect from that date. Albeit serving for a very short period on the Board, Jim brought a fresh focus to Board discussions by virtue of his extensive experience accumulated in prior public and private roles at the highest level. We wish him well in his new role.

Looking ahead

Under the leadership of Stuart Gulliver, HSBC has assembled a first rate executive team which, within the strategic mandate and risk appetite approved by the Board, is working tirelessly to place HSBC at the forefront of the industry in terms both of banking standards and shareholder return. They could not succeed in these endeavours without the support, commitment and loyalty of HSBC's staff across the 80 countries and territories in which we operate and, once again, I pay tribute to them for their dedication at a time of great change in our industry.

Review by Stuart Gulliver, Group Chief Executive

HSBC's performance during the first six months of 2013 reflected the trends we saw in the first quarter. Economic growth remained muted and regulatory changes continued to impact available returns but, by focusing on the markets and business areas where we have comparative strength and competitive advantage, we have successfully progressed the repositioning of the business to accommodate these factors.

Reported profit before tax in the first half was US$14.1bn, an increase of 10% compared with the same period in 2012. Underlying profit before tax increased by 47%. Return on average ordinary shareholders' equity of 12.0% was up from 10.5% in the first half of 2012.

We made further progress on delivering our strategy in three key areas.

First, we grew revenues in key areas during the first half of the year, led by our Financing and Equity Capital Markets and Credit businesses, residential mortgages in the UK and Hong Kong, and from collaboration between our global businesses.

Second, we continued to pursue our aim of improving costs to invest in the business, achieving US$0.8bn of additional sustainable cost savings during the period. This takes the annualised total sustainable cost savings to US$4.1bn since the start of 2011, exceeding our original target for the end of 2013. In addition, we achieved a positive gap between underlying revenue and cost growth of 12% in the first half.

Third, we continued to reshape HSBC. In April 2013, we sold a US$3.7bn non-real estate loan portfolio, recording a loss on disposal of US$0.3bn which was considerably lower than initially expected. This accelerated the run-off of the Consumer and Mortgage Lending portfolio in the US where we continue to refocus our business. We have announced a further 11 disposals or closures of non-strategic businesses since the beginning of the year, bringing the total number of transactions announced since the beginning of 2011 to 54. The rate of such transactions will now slow as the first phase of strategic delivery draws to a close.

The steps we have taken to reshape HSBC have released around US$80bn in risk-weighted assets to date, with a further potential release of around US$15bn to come. Alongside internal capital generation, this will add further support to investment in organic growth opportunities which are a strategic fit. These include priority areas such as transaction banking and trade finance, where we are already recognised as a market leader globally and, as mentioned by the Group Chairman in his statement, opportunities such as the development of equities in Hong Kong and our debt capital markets platforms in faster-growing markets, where our well-established presence and strong relationships give us a highly competitive position on which to build.

External recognition of the progress being made is now also evident. HSBC achieved the best showing of any bank at the Euromoney Awards for Excellence 2013. Of particular satisfaction were first time awards for Best Global Emerging Market Investment Bank and Best Equity House and Best M&A House both in Hong Kong as well as repeat awards for Best Global Emerging Market Debt House and Best Global Risk Adviser. Our investment in, and continued commitment to, transactional banking also saw HSBC recognised as Best Global Transaction Banking House.

In addition, as the internationalisation of China's currency continues apace, HSBC has again been recognised as the market leader for renminbi business. In the recent Asiamoney's Offshore Renminbi Poll HSBC was ranked first in all product categories.

In May 2013, we set out our plans for the next phase of delivering our strategy, covering the period from 2014 to 2016. Our strategic direction is unchanged and our priorities are clear - to grow the business and dividends, implement the highest Global Standards of conduct and compliance, and streamline our processes and procedures.

We remain committed to our values, and to ensuring that they are reflected in everything we do. Our values are to be dependable, open to different ideas and cultures, and connected to customers, communities, regulators and each other; they form a key part of the annual performance review for everyone who works at HSBC. By implementing Global Standards we are reinforcing the expectation that our employees will do the right thing, act with courageous integrity and maintain the most effective financial crime controls everywhere that we operate.

Group performance headlines

•    Reported profit before tax was US$14.1bn in the first half of 2013, up US$1.3bn, or 10%, on the same period in 2012. This reflected minimal fair value movements on our own debt compared with adverse movements of US$2.2bn in the first half of 2012, and lower operating expenses. This was partly offset by lower net gains from disposals, primarily as 2012 included a gain from the disposal of the US Cards and Retail Services business of US$3.1bn.

•    Underlying profit before tax was US$13.1bn, up US$4.2bn compared with the first half of 2012, due to higher revenues, lower loan impairment charges and lower costs. It is on an underlying basis that we measure our performance.

•    Underlying revenue was up US$1.2bn, or 4%, compared with the first half of 2012, and within this we achieved revenue growth in key areas of our global businesses. Commercial Banking achieved average balance sheet growth, primarily from term and trade-related lending, partially offset by spread compression. In addition, a rise in lending fees and collaboration revenues from closer co-operation with other parts of the Group led to an increase in net fee income. In Global Banking and Markets, revenues were up mainly in Financing and Equity Capital Markets and Credit, while in Retail Banking and Wealth Management we achieved growth in mortgage balances and wider spreads in our home markets of the UK and Hong Kong.

•    Underlying revenue included net favourable fair value movements on non-qualifying hedges of US$0.8bn, a net gain of US$0.6bn on completion of the disposal of our investment in Ping An and a US$0.5bn favourable debit valuation adjustment on derivative contracts.

•    Underlying loan impairment charges were down US$1.3bn, or 29%, compared with the first half of 2012. We saw declines in the majority of our regions, notably in North America, where the decrease primarily reflected improvements in housing market conditions, the continued run-off of the US Consumer and Mortgage Lending portfolio and lower delinquency levels. These factors were partly offset by an increase in individually assessed and collective impairment charges in Latin America.

•    Underlying operating expenses were down US$1.6bn, or 8%, compared with the same period last year. This mainly reflected the non-recurrence of provisions for fines and penalties recorded in the first half of last year, lower charges relating to UK customer redress programmes and lower restructuring costs. Excluding these items, operating expenses increased, mainly reflecting higher litigation-related costs. We continued to pursue our strategic focus on cost improvement to release funds to invest in the growing parts of our business and in our Global Standards governance and programmes. As stated above, during the first half of 2013 we also achieved additional sustainable cost savings.

•    After adjusting for portfolios which we are in the process of disposing of as part of reshaping our business, we grew loans and advances to customers. This principally reflected a rise in term and trade-related lending to
      Commercial Banking and Global Banking and Markets customers in Hong Kong and Rest of Asia-Pacific, together with continued growth in residential mortgages in the UK, Hong Kong and Rest of Asia-Pacific. These
      movements were partially offset by the continued run-off of the Consumer and Mortgage Lending portfolio in the US.

•    The core tier 1 ratio was 12.7%, with a common equity tier 1 ratio (Basel III end point) of 10.1% at 30 June 2013, we are well positioned with respect to the implementation of Basel III capital standards and remain one of the best capitalised banks in the world which provides capacity for both organic growth and dividend return to shareholders.

Outlook

Despite slower growth in the short term, the long-term economic trends remain intact. The global economy will continue to rebalance towards the faster-growing markets and trade and capital flows will continue to expand.

Growth remains subdued in the Western economies. As such, any tapering of monetary stimuli will be approached with considerable caution. Sustained recovery is likely to depend on structural reform.

In mainland China, the new emphasis on the quality rather than the quantity of growth is shifting the policy balance away from stimulus and towards reform. We believe this is likely to limit the pace of China's growth to 7.4% for 2013 and 2014, which is already being reflected in more modest growth figures in other markets, particularly in Asia.

However, we believe that China's reform agenda, which covers financial, fiscal, deregulation and urbanisation reforms, will provide the basis for more sustainable growth in the medium to long term.

With our network covering 80 countries and territories, and strong market shares across the faster-growing markets, HSBC remains well-positioned to benefit from the long-term trends in the global economy.

Financial Overview

Half-year to			Half-year to
30 June			30 June	30 June	31 December
2013			2013	2012	2012
£m	HK$m		US$m	US$m	US$m

		For the period
9,119	109,175	Profit before tax	14,071	12,737	7,912
		Profit attributable to ordinary shareholders
6,479	77,574	of the parent company	9,998	8,152	5,302
3,556	42,574	Dividends	5,487	4,454	3,588

		At the period end
114,364	1,350,435	Total shareholders' equity	174,070	165,845	175,242
120,527	1,423,205	Total regulatory capital	183,450	175,724	180,806
960,669	11,343,786	Customer accounts and deposits by banks	1,426,205	1,402,042	1,447,443
1,737,973	20,522,362	Total assets	2,645,316	2,652,334	2,692,538
725,830	8,570,759	Risk-weighted assets	1,104,764	1,159,896	1,123,943

£	HK$		US$	US$	U$
		Per ordinary share
0.35	4.19	Basic earnings	0.54	0.45	0.29
0.35	4.19	Diluted earnings	0.54	0.45	0.29
0.18	2.17	Dividends1	0.28	0.23	0.18
5.89	69.51	Net assets per share	8.96	8.73	9.09

		Share information
		US$0.50 ordinary shares in issue	18,627m	18,164m	18,476m
		Market capitalisation	US$196bn	US$160bn	US$194bn
		Closing market price per ordinary share	£6.82	£5.61	£6.47

			Over 1	Over 3	Over 5
			year	years	Years
		Total shareholder return to
		30 June 20132	127.7	127.9	128.3
		Benchmarks: FTSE 1003	115.8	140.8	133.4
		MSCI World4	123.4	147.6	154.3
		MSCI Banks5	128.0	127.3	118.3

1   The dividend per ordinary share of US$0.28 shown in the accounts is the total of the dividends declared during the first half of 2013. This represents the fourth interim dividend for 2012 and the first interim dividend for 2013.

2 Total shareholder return ('TSR') is defined as the growth in share value and declared dividend income during the relevant period.
3 The Financial Times Stock Exchange 100 Index.
4 The Morgan Stanley Capital International World Index.
5 The Morgan Stanley Capital International World Banks Index.

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	%	%	%

Performance ratios (annualised)
Return ratios
Return on average invested capital1	11.6	9.9	6.2
Return on average ordinary shareholders' equity	12.0	10.5	6.5
Post-tax return on average total assets	0.8	0.7	0.5
Pre-tax return on average risk-weighted assets	2.6	2.1	1.4

Efficiency and revenue mix ratios
Cost efficiency ratio	53.5	57.5	69.1

As a percentage of total operating income:
- net interest income	44.0	44.4	47.1
- net fee income	20.7	19.0	20.9
- net trading income	15.7	10.3	6.6

Capital ratios
- Core tier 1 ratio	12.7	11.3	12.3
- Common equity tier 1 ratio2	10.1	n/a	9.5
- Tier 1 ratio	13.6	12.7	13.4
- Total capital ratio	16.6	15.1	16.1

1 Average invested capital is measured as average total shareholders' equity after:
- adding back the average balance of goodwill amortised before the transition to IFRSs or subsequently written off directly to reserves;

-   deducting the average balance of HSBC's revaluation surplus relating to property held for own use. This reserve was generated when determining the deemed cost of such properties on transition to IFRSs and will run down as the properties are sold;

- deducting average preference shares and other equity instruments issued by HSBC Holdings; and
- deducting average reserves for unrealised gains/(losses) on effective cash flow hedges and available-for-sale securities.

2   Estimated CRD IV end-point CET1 ratio after planned mitigation of immaterial holdings based on our interpretation of the July 2011 draft CRD IV regulation, supplemented by UK regulator guidance for 31 December 2012 and Final CRR rules for 30 June 2013. Refer to 'Estimated effect of CRD IV end-point rules' table on page 188 and basis of preparation on page 197 in the Interim Report 2013.

Consolidated Income Statement

Half-year to			Half-year to
30 June			30 June	30 June	31 December
2013			2013	2012	2012
£m	HK$m		US$m	US$m	US$m

16,680	199,717	Interest income	25,740	29,549	27,153
(5,133)	(61,459)	Interest expense	(7,921)	(10,173)	(8,857)

11,547	138,258	Net interest income	17,819	19,376	18,296

6,576	78,738	Fee income	10,148	10,281	9,868
(1,130)	(13,532)	Fee expense	(1,744)	(1,974)	(1,745)

5,446	65,206	Net fee income	8,404	8,307	8,123

		Trading income excluding net interest
3,389	40,580	income	5,230	3,134	1,274
734	8,783	Net interest income on trading activities	1,132	1,385	1,298

4,123	49,363	Net trading income	6,362	4,519	2,572

		Changes in fair value of long-term debt
(920)	(11,010)	issued and related derivatives	(1,419)	(1,810)	(2,517)
		Net income from other financial
144	1,722	instruments designated at fair value	222	627	1,474

		Net expense from financial
(776)	(9,288)	instruments designated at fair value	(1,197)	(1,183)	(1,043)

1,203	14,401	Gains less losses from financial investments	1,856	1,023	166
69	830	Dividend income	107	103	118
4,034	48,308	Net earned insurance premiums	6,226	6,696	6,348
613	7,340	Other operating income	946	4,831	4,293

26,259	314,418	Total operating income	40,523	43,672	38,873

		Net insurance claims incurred and
(3,986)	(47,726)	movement in liabilities to policyholders	(6,151)	(6,775)	(7,440)

		Net operating income before loan
		impairment charges and other credit
22,273	266,692	risk provisions	34,372	36,897	31,433
		Loan impairment charges and other
(2,019)	(24,177)	credit risk provisions	(3,116)	(4,799)	(3,512)

20,254	242,515	Net operating income	31,256	32,098	27,921

(6,153)	(73,680)	Employee compensation and benefits	(9,496)	(10,905)	(9,586)
(5,007)	(59,954)	General and administrative expenses	(7,727)	(9,125)	(10,858)
		Depreciation and impairment of property,
(453)	(5,424)	plant and equipment	(699)	(706)	(778)
		Amortisation and impairment of
(309)	(3,701)	intangible assets	(477)	(468)	(501)

(11,922)	(142,759)	Total operating expenses	(18,399)	(21,204)	(21,723)

8,332	99,756	Operating profit	12,857	10,894	6,198

		Share of profit in associates and
787	9,419	joint ventures	1,214	1,843	1,714

9,119	109,175	Profit before tax	14,071	12,737	7,912

(1,766)	(21,143)	Tax expense	(2,725)	(3,629)	(1,686)

7,353	88,032	Profit for the period	11,346	9,108	6,226

		Profit attributable to shareholders
6,665	79,792	of the parent company	10,284	8,438	5,589

		Profit attributable to non-controlling
688	8,240	interests	1,062	670	637

Consolidated Statement of Comprehensive Income

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Profit for the period	11,346	9,108	6,226

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments:
- fair value gains/(losses)	(1,609)	2,362	4,034
- fair value gains transferred to income statement on disposal	(1,025)	(1,017)	(855)
- amounts transferred to the income statement in respect of impairment losses	206	450	552
- income taxes	610	(202)	(254)

	(1,818)	1,593	3,477
Cash flow hedges:
- fair value gains/(losses)	35	(307)	859
- fair value gains/(losses) transferred to income statement	(258)	245	(668)
- income taxes	25	56	(76)

	(198)	(6)	115

Share of other comprehensive income of associates and joint ventures	1	338	195
Exchange differences	(4,525)	(392)	1,409

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability/asset
- before income taxes	(1,223)	(619)	228
- income taxes	264	150	46

	(959)	(469)	274

Other comprehensive income/(expense) for the period, net of tax	(7,499)	1,064	5,470

Total comprehensive income for the period	3,847	10,172	11,696

Total comprehensive income for the period attributable to:
- shareholders of the parent company	3,072	9,515	10,940
- non-controlling interests	775	657	756

	3,847	10,172	11,696

Consolidated Balance Sheet

			At	At	At
			30 June	30 June	31 December
At 30 June 2013			2013	2012	2012
£m	HK$m		US$m	US$m	US$m

		ASSETS

97,423	1,150,395	Cash and balances at central banks	148,285	147,911	141,532
		Items in the course of collection from
5,529	65,291	other banks	8,416	11,075	7,303
		Hong Kong Government certificates of
15,949	188,325	indebtedness	24,275	21,283	22,743
284,219	3,356,119	Trading assets	432,601	391,371	408,811
23,204	273,997	Financial assets designated at fair value	35,318	32,310	33,582
196,583	2,321,295	Derivatives	299,213	355,934	357,450
121,625	1,436,177	Loans and advances to banks	185,122	182,191	152,546
636,884	7,520,466	Loans and advances to customers	969,382	974,985	997,623
265,568	3,135,892	Financial investments	404,214	393,736	421,101
13,388	158,085	Assets held for sale	20,377	12,383	19,269
29,654	350,157	Other assets	45,135	47,115	54,716
793	9,364	Current tax assets	1,207	1,312	515
6,426	75,881	Prepayments and accrued income	9,781	9,736	9,502
10,299	121,614	Interests in associates and joint ventures	15,676	23,790	17,834
18,749	221,390	Goodwill and intangible assets	28,537	28,916	29,853
6,946	82,018	Property, plant and equipment	10,572	10,642	10,588
4,734	55,896	Deferred tax assets	7,205	7,644	7,570

1,737,973	20,522,362	Total assets	2,645,316	2,652,334	2,692,538

			At	At	At
			30 June	30 June	31 December
At 30 June 2013			2013	2012	2012
£m	HK$m		US$m	US$m	US$m

		LIABILITIES AND EQUITY
		Liabilities
15,949	188,326	Hong Kong currency notes in circulation	24,275	21,283	22,742
72,285	853,558	Deposits by banks	110,023	123,553	107,429
864,732	10,210,940	Customer accounts	1,316,182	1,278,489	1,340,014
		Items in the course of transmission to
6,152	72,646	other banks	9,364	11,321	7,138
224,978	2,656,588	Trading liabilities	342,432	308,564	304,563
55,355	653,643	Financial liabilities designated at fair value	84,254	87,593	87,720
192,940	2,278,284	Derivatives	293,669	355,952	358,886
71,869	848,640	Debt securities in issue	109,389	125,543	119,461
12,824	151,428	Liabilities of disposal groups held for sale	19,519	12,599	5,018
22,017	259,978	Other liabilities	33,511	35,119	33,862
1,042	12,304	Current tax liabilities	1,586	3,462	1,452
45,839	541,283	Liabilities under insurance contracts	69,771	62,861	68,195
7,419	87,603	Accruals and deferred income	11,292	11,727	13,184
3,145	37,138	Provisions	4,787	5,259	5,252
568	6,703	Deferred tax liabilities	864	1,585	1,109
2,113	24,950	Retirement benefit liabilities	3,216	3,962	3,905
18,935	223,593	Subordinated liabilities	28,821	29,696	29,479

1,618,162	19,107,605	Total liabilities	2,462,955	2,478,568	2,509,409

		Equity
6,119	72,250	Called up share capital	9,313	9,081	9,238
7,274	85,889	Share premium account	11,071	9,841	10,084
3,844	45,392	Other equity instruments	5,851	5,851	5,851
15,441	182,336	Other reserves	23,503	24,806	29,722
81,686	964,568	Retained earnings	124,332	116,266	120,347

144,364	1,350,435	Total shareholders’ equity	174,070	165,845	175,242
5,447	64,322	Non-controlling interests	8,291	7,921	7,887

119,811	1,414,757	Total equity	182,361	173,766	183,129

1,737,973	20,522,362	Total equity and liabilities	2,645,316	2,652,334	2,692,538

Consolidated Statement of Cash Flows
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Cash flows from operating activities
Profit before tax	14,071	12,737	7,912

Adjustments for:
- net gain from investing activities	(1,435)	(1,481)	(613)
- share of profit in associates and joint ventures	(1,214)	(1,843)	(1,714)
- gain on disposal of US branch network, US cards business and Ping An Insurance (Group) Company of China, Ltd ('Ping An')	-	(3,809)	(3,215)
- other non-cash items included in profit before tax	5,091	10,420	9,358
- change in operating assets	20,921	(47,658)	(68,863)
- change in operating liabilities	(21,070)	40,766	48,304
- elimination of exchange differences	4,877	3,504	(7,130)
- dividends received from associates	665	278	211
- contributions paid to defined benefit plans	(494)	(437)	(296)
- tax paid	(2,125)	(2,304)	(3,283)

Net cash generated from operating activities	19,287	10,173	(19,329)

Cash flows from investing activities
Purchase of financial investments	(171,175)	(177,427)	(165,547)
Proceeds from the sale and maturity of financial investments	181,706	188,242	141,684
Purchase of property, plant and equipment	(1,155)	(683)	(635)
Proceeds from the sale of property, plant and equipment	164	76	165
Proceeds from the sale of loan portfolios	3,193	-	-
Net purchase of intangible assets	(416)	(507)	(501)
Net cash inflow from disposal of US branch network and cards business	-	23,484	(2,579)
Net cash inflow/(outflow) from disposal of other subsidiaries and businesses	287	(1,537)	674
Net cash outflow from acquisition of or increase in stake of associates	(25)	(13)	(1,791)
Proceeds from disposal of Ping An	7,413	-	1,954
Proceeds from disposal of other associates and joint ventures	367	288	306

Net cash generated from/(used in) investing activities	20,359	31,923	(26,270)

Cash flows from financing activities
Issue of ordinary share capital	169	263	331
Net sales/(purchases) of own shares for market-making and investment purposes	(33)	25	(50)
Subordinated loan capital issued	-	-	37
Subordinated loan capital repaid	(45)	(1,453)	(301)
Net cash outflow from the changes in stake in subsidiaries	1	-	(14)
Dividends paid to ordinary shareholders of the parent company	(2,799)	(3,161)	(2,764)
Dividends paid to non-controlling interests	(331)	(325)	(247)
Dividends paid to holders of other equity instruments	(286)	(286)	(287)

Net cash used in financing activities	(3,324)	(4,937)	(3,295)

Net increase/(decrease) in cash and cash equivalents	36,322	37,159	(48,894)

Cash and cash equivalents at beginning of period	315,308	325,449	359,007
Exchange differences in respect of cash and cash equivalents	(8,259)	(3,601)	5,195

Cash and cash equivalents at end of the period	343,371	359,007	315,308

Consolidated Statement of Changes in Equity

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Called up share capital
At beginning of period	9,238	8,934	9,081
Shares issued under employee remuneration and share plans	50	84	35
Shares issued in lieu of dividends and amounts arising thereon	25	63	122

At end of period	9,313	9,081	9,238

Share premium
At beginning of period	10,084	8,457	9,841
Shares issued under employee remuneration and share plans	1,012	1,447	365
Shares issued in lieu of dividends and amounts arising thereon	(25)	(63)	(122)

At end of period	11,071	9,841	10,084

Other equity instruments
At beginning of period	5,851	5,851	5,851

At end of period	5,851	5,851	5,851

Retained earnings
At beginning of period	120,347	111,868	116,266
Shares issued under employee remuneration and share plans	(893)	(1,268)	(69)
Shares issued in lieu of dividends and amounts arising thereon	707	1,007	1,422
Dividends to shareholders	(5,487)	(4,454)	(3,588)
Tax credits on distributions	54	59	(27)
Own shares adjustment	(36)	32	(30)
Cost of share-based payment arrangements	355	541	447
Income taxes on share-based payments	9	(5)	47
Other movements	(15)	119	(145)
Change in ownership interest in subsidiaries that did not result in loss of control	-	43	-
Total comprehensive income for the period	9,291	8,324	6,024

At end of period	124,332	116,266	120,347

Other reserves
Available-for-sale fair value reserve
At beginning of period	1,649	(3,361)	(1,799)
Total comprehensive income for the period	(1,635)	1,562	3,448

At end of period	14	(1,799)	1,649

Cash flow hedging reserve
At beginning of period	13	(95)	(102)
Total comprehensive income for the period	(197)	(7)	115

At end of period	(184)	(102)	13

Foreign exchange reserve
At beginning of period	752	(237)	(601)
Total comprehensive income for the period	(4,387)	(364)	1,353

At end of period	(3,635)	(601)	752

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Merger reserve
At beginning of period	27,308	27,308	27,308

At end of period	27,308	27,308	27,308

Total shareholders' equity
At beginning of period	175,242	158,725	165,845
Shares issued under employee remuneration and share plans	169	263	331
Shares issued in lieu of dividends and amounts arising thereon	707	1,007	1,422
Dividends to shareholders	(5,487)	(4,454)	(3,588)
Tax credits on distributions	54	59	(27)
Own shares adjustment	(36)	32	(30)
Cost of share-based payment arrangements	355	541	447
Income taxes on share-based payments	9	(5)	47
Other movements	(15)	119	(145)
Changes in ownership interests in subsidiaries that did not result in loss of control	-	43	-
Total comprehensive income for the period	3,072	9,515	10,940

At end of period	174,070	165,845	175,242

Non-controlling interests
At beginning of period	7,887	7,368	7,921
Dividends to shareholders	(400)	(398)	(309)
Other movements	22	(11)	(9)
Acquisition and disposals of subsidiaries	6	376	(484)
Changes in ownership interests in subsidiaries that did not result in loss of control	1	(71)	12
Total comprehensive income for the period	775	657	756

At end of period	8,291	7,921	7,887

Total equity
At beginning of period	183,129	166,093	173,766
Shares issued under employee remuneration and share plans	169	263	331
Shares issued in lieu of dividends and amounts arising thereon	707	1,007	1,422
Dividends to shareholders	(5,887)	(4,852)	(3,897)
Tax credits on distributions	54	59	(27)
Own shares adjustment	(36)	32	(30)
Cost of share-based payment arrangements	355	541	447
Income taxes on share-based payments	9	(5)	47
Other movements	7	108	(154)
Acquisition and disposal of subsidiaries	6	376	(484)
Changes in ownership interests in subsidiaries that did not result in loss of control	1	(28)	12
Total comprehensive income for the period	3,847	10,172	11,696

At end of period	182,361	173,766	183,129

Additional Information

1. Basis of preparation

The interim consolidated financial statements of HSBC have been prepared in accordance with the Disclosure Rules and Transparency Rules of the Financial Conduct Authority and IAS 34 'Interim Financial Reporting' ('IAS 34') as issued by the International Accounting Standards Board ('IASB') and as endorsed by the European Union ('EU').

The consolidated financial statements of HSBC at 31 December 2012 were prepared in accordance with International Financial Reporting Standards ('IFRSs') as issued by the IASB and as endorsed by the EU. EU endorsed IFRSs may differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 31 December 2012, there were no unendorsed standards effective for the year ended 31 December 2012 affecting the consolidated financial statements at that date, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2012 were prepared in accordance with IFRSs as issued by the IASB.

At 30 June 2013, there were no unendorsed standards effective for the period ended 30 June 2013 affecting these interim consolidated financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC.

Standards adopted during the period ended 30 June 2013

On 1 January 2013, HSBC adopted the following significant new standards and revisions to standards for which the financial effect is insignificant to these interim consolidated financial statements:

•    IFRS 10 'Consolidated Financial Statements,' IFRS 11 'Joint Arrangements', IFRS 12 'Disclosure of Interests in Other Entities' and amendments to IFRS 10, IFRS 11 and IFRS 12 'Transition Guidance'. IFRSs 10 and 11 are required to be applied retrospectively.

       Under IFRS 10, there is one approach for determining consolidation for all entities, based on the concepts of power, variability of returns and their linkage. This replaces the approach which applied to previous financial statements which emphasised legal control or exposure to risks and rewards, depending on the nature of the entity. HSBC controls and consequently consolidates an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

       IFRS 11 places more focus on the investors' rights and obligations than on the structure of the arrangement when determining the type of joint arrangement in which HSBC is involved, unlike the previous approach, and introduces the concept of a joint operation.

       IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including for unconsolidated structured entities.

•    IFRS 13 'Fair Value Measurement' establishes a single framework for measuring fair value and introduces new requirements for disclosure of fair value measurements. IFRS 13 is required to be applied prospectively from the beginning of the first annual period in which it is applied. The disclosure requirements of IFRS 13 do not require comparative information to be provided for periods prior to initial application. New disclosures and enhancements to existing disclosures are provided in Note 8 on the Financial Statements in the Interim Report 2013.

•    Amendments to IFRS 7 'Disclosures - Offsetting Financial Assets and Financial Liabilities' which requires disclosure of the effect or potential effects of netting arrangements on an entity's financial position. The amendment requires disclosure of recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement. The amendments have been applied retrospectively. New disclosures are provided in Note
      18 on the Financial Statements in the Interim Report 2013.

•    Amendments to IAS 19 'Employee Benefits' ('IAS 19 revised'). IAS 19 revised is required to be applied retrospectively. IAS 19 revised replaces the interest cost on the plan liability and expected return on plan assets with a finance cost comprising the net interest on the net defined benefit liability or asset. This finance cost is determined by applying to the net defined benefit liability or asset the same discount rate used to measure the defined benefit obligation. The difference between the actual return on plan assets and the return included in the finance cost component reflected in the income statement is presented in other comprehensive income. The effect of this change is to increase or decrease the pension expense by the difference between the current expected return on plan assets and the return calculated by applying the relevant discount rate.

IFRSs comprise accounting standards issued by the IASB and its predecessor body as well as interpretations issued by the IFRS Interpretations Committee ('IFRIC') and its predecessor body.

During the period ended 30 June 2013, HSBC also adopted an interpretation and amendments to standards which had an insignificant effect on these interim consolidated financial statements.

2. Dividends

Second interim dividend for 2013 on ordinary shares

The Directors have declared after the end of the period a second interim dividend in respect of the financial year ending 31 December 2013 of US$0.10 per ordinary share, a distribution of approximately US$1,864m, which will be payable on 9 October 2013 to holders of record on 22 August 2013 on the Hong Kong Overseas Branch Register and 23 August 2013 on the Principal Register in the United Kingdom or the Bermuda Overseas Branch Register.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 30 September 2013, or as a scrip dividend. Particulars of these arrangements will be sent to shareholders on or about 5 September 2013 and elections must be received by 26 September 2013. As this dividend was declared after the balance sheet date, no liability is recorded in the financial statements at 30 June 2013.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 9 October 2013 to the holders of record on 23 August 2013. The dividend will be payable by Euroclear France in cash, in euros, at the forward exchange rate quoted by HSBC France on 30 September 2013, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 14 August 2013 and 29 August  2013.

The dividend will be payable on American Depositary Shares ('ADSs'), each of which represents five ordinary shares, on 9 October 2013 to holders of record on 23 August 2013. The dividend of US$0.50 per ADS will be payable by the depositary in cash, in US dollars or as a scrip dividend of new ADSs. Elections must be received by the depositary on or before 20 September 2013. Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.

Ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 21 August 2013. The ADSs will be quoted ex-dividend in New York on 21 August 2013.

Any person who has acquired ordinary shares registered on the Hong Kong Overseas Branch Register but who has not lodged the share transfer with the Hong Kong Overseas Branch Registrar should do so before 4.00pm on 22 August 2013 in order to receive the dividend.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom or on the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar or the Bermuda Overseas Branch Registrar respectively, should do so before 4.00pm on 23 August 2013 in order to receive the dividend.

Removals of ordinary shares may not be made to or from the Hong Kong Overseas Branch Register on 23 August 2013. Accordingly any person who wishes to remove ordinary shares to the Hong Kong Overseas Branch Register must lodge the removal request with the Principal Registrar in the United Kingdom or the Bermuda Branch Registrar by 4.00pm on 21 August 2013. Any person who wishes to remove ordinary shares from the Hong Kong Overseas Branch Register must lodge the removal request with the Hong Kong Branch Registrar by 4.00pm on 22 August 2013.

Transfers of ADSs should be lodged with the depositary by 12 noon on 23 August 2013 in order to receive the dividend.

Dividend on 6.20% non-cumulative US Dollar Preference Shares, Series A ('Series A Dollar Preference Shares')

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend for the quarter ending 15 September 2013. Since 15 September is not a normal business day, the dividend of US$0.3875 per Series A American Depositary Share will be payable on 16 September 2013 to holders of record on Friday, 30 August 2013.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday, 30 August 2013 in order to receive the dividend.

Dividends paid to shareholders of HSBC Holdings plc during the period were as follows:

	Half-year to
	30 June 2013			30 June 2012			31 December 2012
	Per		Settled	Per		Settled	Per		Settled
	share	Total	in scrip	share	Total	in scrip	share	Total	in scrip
	US$	US$m	US$m	US$	US$m	US$m	US$	US$m	US$m

Dividends declared on
ordinary shares
In respect of previous year:
- fourth interim dividend	0.18	3,339	540	0.14	2,535	259	-	-	-
In respect of current year:
- first interim dividend	0.10	1,861	167	0.09	1,633	748	-	-	-
- second interim dividend	-	-	-	-	-	-	0.09	1,646	783
- third interim dividend	-	-	-	-	-	-	0.09	1,655	639

	0.28	5,200	707	0.23	4,168	1,007	0.18	3,301	1,422

Quarterly dividends on
preference shares classified
as equity
March dividend	15.50	22		15.50	22		-	-
June dividend	15.50	23		15.50	23		-	-
September dividend	-	-		-	-		15.50	22
December dividend	-	-		-	-		15.50	23

	31.00	45		31.00	45		31.00	45

Quarterly coupons on capital
securities classified as equity
January coupon	0.508	45		0.508	44		-	-
March coupon	0.500	76		0.500	76		-	-
April coupon	0.508	45		0.508	45		-	-
June coupon	0.500	76		0.500	76		-	-
July coupon	-	-		-	-		0.508	45
September coupon	-	-		-	-		0.500	76
October coupon	-	-		-	-		0.508	45
December coupon	-	-		-	-		0.500	76

	2.016	242		2.016	241		2.016	242

On 11 July 2013, HSBC paid a further coupon on the capital securities of US$0.508 per security, a distribution of US$45m. No liability is recorded in the financial statements in respect of this coupon payment.

3. Earnings and dividends per ordinary share

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$	US$	US$

Basic earnings per ordinary share	0.54	0.45	0.29
Diluted earnings per ordinary share	0.54	0.45	0.29
Dividends per ordinary share	0.28	0.23	0.18
Net asset value per share at period end	8.96	8.73	9.09

Dividend pay out ratio1	51.9%	51.1%	62.1%

1 Dividends per ordinary share expressed as a percentage of basic earnings per ordinary share.

Basic earnings per ordinary share were calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share were calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Profit attributable to shareholders of the parent company	10,284	8,438	5,589
Dividend payable on preference shares classified as equity	(45)	(45)	(45)
Coupon payable on capital securities classified as equity	(241)	(241)	(242)

Profit attributable to ordinary shareholders of the parent company	9,998	8,152	5,302

4. Tax expense

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

UK corporation tax charge	(107)	100	150
Overseas tax	1,868	3,549	2,011

Current tax	1,761	3,649	2,161
Deferred tax	964	(20)	(475)

Tax expense	2,725	3,629	1,686

Effective tax rate	19.4%	28.5%	21.3%

The effective UK corporation tax rate applying to HSBC was 23.25% (2012: 24.5%). Overseas tax included Hong Kong profits tax of US$607m (first half of 2012: US$476m; second half of 2012: US$573m). Subsidiaries in Hong Kong provided for Hong Kong profits tax at the rate of 16.5% (2012: 16.5%) on the profits for the period assessable in Hong Kong. Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operate.

The effective tax rate for the first half of 2013 benefited from the non-taxable gain on the reclassification of Industrial Bank as a financial investment and the Ping An disposal. The effective tax rate in 2012 was higher because of the US tax charge arising on the disposal of the US branch network and cards business and an adjustment to prior period liabilities.

Analysis of overall tax expense:

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Taxation at UK corporation tax rate of 23.25% (2012: 24.5%)	3,272	3,122	1,935
Effect of differently taxed overseas profits	(181)	265	(322)
Adjustments in respect of prior period liabilities	7	479	(442)
Deferred tax temporary differences not recognised/ (previously not recognised)	(9)	2	372
Effect of profit in associates and joint ventures	(281)	(459)	(413)
Tax effect of disposal of Ping An	(111)	-	(204)
Tax effect of reclassification of Industrial Bank	(317)	-	-
Non taxable income and gains	(377)	(280)	(262)
Permanent disallowables	308	405	687
Other items	414	95	335

Overall tax expense	2,725	3,629	1,686

5. Analysis of net fee income

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Account services	1,701	1,755	1,808
Funds under management	1,347	1,242	1,319
Cards	1,304	1,716	1,314
Credit facilities	930	867	894
Broking income	734	707	643
Imports/exports	580	606	590
Underwriting	518	377	362
Unit trusts	481	344	395
Remittances	415	399	420
Global custody	364	375	362
Insurance	280	425	271
Corporate finance	171	230	140
Trust income	143	141	142
Investment contracts	66	71	70
Mortgage servicing	42	47	39
Other	1,072	979	1,099

Total fee income	10,148	10,281	9,868
Less: fee expense	(1,744)	(1,974)	(1,745)

Net fee income	8,404	8,307	8,123

6. Loan impairment charge

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Individually assessed impairment allowances:
- Net new allowances	1,221	1,187	1,151
- Recoveries	(100)	(84)	(115)

	1,121	1,103	1,036

Collectively assessed impairment allowances:
- Net new allowances	2,607	3,906	3,062
- Recoveries	(539)	(484)	(463)

	2,068	3,422	2,599

Total charge for impairment losses	3,189	4,525	3,635

Banks	-	1	(1)
Customers	3,189	4,524	3,636

7. Capital resources

	At	At	At
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Composition of regulatory capital
Tier 1 capital
Shareholders' equity	165,816	160,606	167,360
Shareholders' equity per balance sheet	174,070	165,845	175,242
Preference share premium	(1,405)	(1,405)	(1,405)
Other equity instruments	(5,851)	(5,851)	(5,851)
Deconsolidation of special purpose entities	(998)	2,017	(626)

Non-controlling interests	4,754	4,451	4,348
Non-controlling interests per balance sheet	8,291	7,921	7,887
Preference share non-controlling interests	(2,395)	(2,412)	(2,428)
Non-controlling interest transferred to tier 2 capital	(490)	(496)	(501)
Non-controlling interest in deconsolidated subsidiaries	(652)	(562)	(610)

Regulatory adjustments to the accounting basis	178	(3,308)	(2,437)
Unrealised losses on available-for-sale debt securities	2,354	1,208	1,223
Own credit spread	137	(2,115)	112
Defined benefit pension fund adjustment	70	(116)	(469)
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	(2,567)	(2,387)	(3,290)
Cash flow hedging reserve	184	102	(13)

Deductions	(29,858)	(31,080)	(30,482)
Goodwill capitalised and intangible assets	(24,994)	(26,650)	(25,733)
50% of securitisation positions	(1,722)	(1,364)	(1,776)
50% of tax credit adjustment for expected losses	134	145	111
50% of excess of expected losses over impairment allowances	(3,276)	(3,211)	(3,084)

Core tier 1 capital	140,890	130,669	138,789

Other tier 1 capital before deductions	15,790	17,110	17,301
Preference share premium	1,405	1,405	1,405
Preference share non-controlling interests	2,395	2,412	2,428
Hybrid capital securities	11,990	13,293	13,468

Deductions	(6,538)	(845)	(5,042)
Unconsolidated investments	(6,672)	(990)	(5,153)
50% of tax credit adjustment for expected losses	134	145	111

Tier 1 capital	150,142	146,934	151,048

Tier 2 capital
Total qualifying tier 2 capital before deductions	45,009	47,205	48,231
Reserves arising from revaluation of property and unrealised gains on
available-for-sale equities	2,567	2,387	3,290
Collective impairment allowances	2,799	2,551	2,717
Perpetual subordinated debt	2,777	2,778	2,778
Term subordinated debt	36,566	39,189	39,146
Non-controlling interest in tier 2 capital	300	300	300

Total deductions other than from tier 1 capital	(11,701)	(18,415)	(18,473)
Unconsolidated investments	(6,672)	(13,834)	(13,604)
50% of securitisation positions	(1,722)	(1,364)	(1,776)
50% of excess of expected losses over impairment allowances	(3,276)	(3,211)	(3,084)
Other deductions	(31)	(6)	(9)

Total regulatory capital	183,450	175,724	180,806

	At	At	At
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Risk-weighted assets
Credit risk	867,014	931,724	898,416
Counterparty credit risk	48,581	49,535	48,319
Market risk	70,906	54,281	54,944
Operational risk	118,263	124,356	122,264

Total	1,104,764	1,159,896	1,123,943

	%	%	%
Capital ratios
Core tier 1 ratio	12.7	11.3	12.3
Tier 1 ratio	13.6	12.7	13.4
Total capital ratio	16.6	15.1	16.1

8. Notes on the statement of cash flows

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Other non-cash items included in profit before tax
Depreciation, amortisation and impairment	1,214	1,221	1,310
Gains arising from dilution of interests in associates	(1,089)	-	-
Revaluations on investment property	(110)	(43)	(29)
Share-based payment expense	355	541	447
Loan impairment losses gross of recoveries and other credit risk provisions	3,837	5,124	4,234
Provisions	1,053	2,703	3,029
Impairment/(release) of financial investments	(36)	353	166
Charge/(credit) for defined benefit plans	(126)	233	243
Accretion of discounts and amortisation of premiums	(7)	288	(42)

	5,091	10,420	9,358

Changes in operating assets
- prepayments and accrued income	(341)	323	234
- net trading securities and net derivatives	13,398	14,436	(51,265)
- loans and advances to banks	(16,848)	(21,188)	22,271
- loans and advances to customers	10,256	(42,516)	(30,103)
- financial assets designated at fair value	(1,585)	(147)	(2,551)
- other assets	16,041	1,434	(7,449)

	20,921	(47,658)	(68,863)

Changes in operating liabilities
- accruals and deferred income	(1,803)	(1,379)	1,457
- deposits by banks	3,398	10,731	(16,124)
- customer accounts	(8,469)	27,312	62,759
- debt securities in issue	(10,072)	(5,470)	(6,082)
- financial liabilities designated at fair value	(3,466)	2,423	126
- other liabilities	(658)	7,149	6,168

	(21,070)	40,766	48,304

	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m
Interest and dividends
Interest paid	(8,789)	(10,967)	(7,445)
Interest received	25,767	32,441	28,671
Dividends received	587	446	320

	At	At	At
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Cash and cash equivalents
Cash and balances at central banks	148,285	147,911	141,532
Items in the course of collection from other banks	8,416	11,075	7,303
Loans and advances to banks of one month or less	171,020	184,337	148,232
Treasury bills, other bills and certificates of deposit less than three months	25,014	27,005	25,379
Less: items in the course of transmission to other banks	(9,364)	(11,321)	(7,138)

	343,371	359,007	315,308

9. Segmental analysis

	Europe	Hong Kong	Rest of Asia- Pacific	Middle East and North Africa	North America	Latin America	Intra-HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m

Net operating income
Half-year to:
30 June 2013	10,628	6,597	6,851	1,300	3,936	3,535	(1,591)	31,256
30 June 2012	8,630	6,101	5,649	1,102	7,817	4,429	(1,630)	32,098
31 December 2012	7,057	6,247	7,499	1,042	3,419	4,385	(1,728)	27,921

Profit/(loss) before tax

Half-year to:
30 June 2013	2,768	4,205	5,057	909	666	466	−	14,071
30 June 2012	(667)	3,761	4,372	772	3,354	1,145	-	12,737
31 December 2012	(2,747)	3,821	6,076	578	(1,055)	1,239	-	7,912

Total assets
At 30 June 2013	1,365,534	528,712	325,271	63,292	473,218	123,032	(233,743)	2,645,316
At 30 June 2012	1,375,553	486,608	334,978	62,881	500,590	138,968	(247,244)	2,652,334
At 31 December 2012	1,389,240	518,334	342,269	62,605	490,247	131,277	(241,434)	2,692,538

10. Reconciliation of reported and constant currency profit before tax

	Half-year to 30 June 2013 ('1H13') compared with half-year to 30 June 2012 ('1H12')
HSBC	1H12 as reported US$m	Currency translation adjustment US$m	1H12 at 1H13 exchange rates US$m	1H13 as reported US$m	Reported change %	Constant currency change %

Net interest income	19,376	(278)	19,098	17,819	(8)	(7)
Net fee income	8,307	(85)	8,222	8,404	1	2
Trading Income	4,519	(89)	4,430	6,362	41	44
Own credit spread	(2,170)	8	(2,162)	(19)	99	99
Gains on disposal of US branch network and cards business	3,809	−	3,809	−	(100)	(100)
Other income	3,056	(82)	2,974	1,806	(41)	(39)

Net operating income	36,897	(526)	36,371	34,372	(7)	(5)

Loan impairment charges and other credit risk provisions	(4,799)	101	(4,698)	(3,116)	35	34

Net operating income	32,098	(425)	31,673	31,256	(3)	(1)

Operating expenses	(21,204)	313	(20,891)	(18,399)	13	12

Operating profit	10,894	(112)	10,782	12,857	18	19

Share of profit in associates and joint ventures	1,843	14	1,857	1,214	(34)	(35)

Profit before tax	12,737	(98)	12,639	14,071	10	11

By global business

Retail Banking and Wealth Management	6,410	2	6,412	3,267	(49)	(49)
Commercial Banking	4,429	(41)	4,388	4,133	(7)	(6)
Global Banking and Markets	5,047	(63)	4,984	5,723	13	15
Global Private Banking	527	(14)	513	108	(80)	(79)
Other	(3,676)	18	(3,658)	840

Profit before tax	12,737	(98)	12,639	14,071	10	11

By geographical region

Europe	(667)	19	(648)	2,768
Hong Kong	3,761	−	3,761	4,205	12	12
Rest of Asia-Pacific	4,372	(23)	4,349	5,057	16	16
Middle East and North Africa	772	(15)	757	909	18	20
North America	3,354	(7)	3,347	666	(80)	(80)
Latin America	1,145	(72)	1,073	466	(59)	(57)

Profit before tax	12,737	(98)	12,639	14,071	10	11

	Half-year to 30 June 2012 ('1H12') compared with half-year to 30 June 2011 ('1H11')
HSBC	1H11 as reported US$m	Currency translation adjustment US$m	1H11 at 1H12 exchange rates US$m	1H12 as reported US$m	Reported change %	Constant currency change %

Net interest income	20,235	(669)	19,566	19,376	(4)	(1)
Net fee income	8,807	(265)	8,542	8,307	(6)	(3)
Own credit spread	(143)	−	(143)	(2,170)	(1,417)	(1,417)
Gains on disposal of US branch network and cards business	−	−	−	3,809	100	100
Other income	6,795	(268)	6,527	7,575	11	16

Net operating income	35,694	(1,202)	34,492	36,897	3	7

Loan impairment charges and other credit risk provisions	(5,266)	138	(5,128)	(4,799)	9	6

Net operating income	30,428	(1,064)	29,364	32,098	5	9

Operating expenses	(20,510)	746	(19,764)	(21,204)	(3)	(7)

Operating profit	9,918	(318)	9,600	10,894	10	13

Share of profit in associates and joint ventures	1,556	40	1,596	1,843	18	15

Profit before tax	11,474	(278)	11,196	12,737	11	14

By global business

Retail Banking and Wealth Management	3,126	(55)	3,071	6,410	105	109
Commercial Banking	4,189	(105)	4,084	4,429	6	8
Global Banking and Markets	4,811	(131)	4,680	5,047	5	8
Global Private Banking	552	(5)	547	527	(5)	(4)
Other	(1,204)	18	(1,186)	(3,676)	(205)	(210)

Profit before tax	11,474	(278)	11,196	12,737	11	14

By geographical region

Europe	2,147	(111)	2,036	(667)
Hong Kong	3,081	9	3,090	3,761	22	22
Rest of Asia-Pacific	3,742	(38)	3,704	4,372	17	18
Middle East and North Africa	747	(3)	744	772	3	4
North America	606	(16)	590	3,354	453	468
Latin America	1,151	(119)	1,032	1,145	(1)	11

Profit before tax	11,474	(278)	11,196	12,737	11	14

Reconciliation of reported and underlying revenue

	Half-year to
	30 Jun 2013	30 Jun 2012	Change	30 Jun 2013	31 Dec 2012	Change
	US$m	US$m	%	US$m	US$m	%

Reported revenue	34,372	36,897	(7)	34,372	31,433	9
Constant currency		(534)			(401)
Own credit spread	19	2,170		19	3,045
Acquisitions, disposals and dilutions	(1,097)	(6,439)		(1,097)	(3,688)

Underlying revenue	33,294	32,094	4	33,294	30,389	10

Reconciliation of reported and underlying loan impairment charges and other credit risk provisions ('LICs')

	Half-year to
	30 Jun 2013	30 Jun 2012	Change	30 Jun 2013	31 Dec 2012	Change
	US$m	US$m	%	US$m	US$m	%

Reported LICs	(3,116)	(4,799)	35	(3,116)	(3,512)	11
Constant currency		101			9
Acquisitions, disposals and dilutions	1	331		1	8

Underlying LICs	(3,115)	(4,367)	29	(3,115)	(3,495)	11

Reconciliation of reported and underlying operating expenses

	Half-year to
	30 Jun 2013	30 Jun 2012	Change	30 Jun 2013	31 Dec 2012	Change
	US$m	US$m	%	US$m	US$m	%

Reported operating expenses	(18,399)	(21,204)	13	(18,399)	(21,723)	15
Constant currency		313			147
Acquisitions, disposals and dilutions	87	964		87	180

Underlying operating expenses	(18,312)	(19,927)	8	(18,312)	(21,396)	14

Underlying cost efficiency ratio	55.0%	62.1%		55.0%	70.4%

Reconciliation of reported and underlying profit before tax

	Half-year to
	30 Jun 2013	30 Jun 2012	Change	30 Jun 2013	31 Dec 2012	Change
	US$m	US$m	%	US$m	US$m	%

Reported profit before tax	14,071	12,737	10	14,071	7,912	78
Constant currency		(106)			(232)
Own credit spread	19	2,170		19	3,045
Acquisitions, disposals and dilutions	(1,012)	(5,905)		(1,012)	(4,179)

Underlying profit before tax	13,078	8,896	47	13,078	6,546	100

By global business
Retail Banking and Wealth Management	3,340	1,338	150	3,340	2,662	25
Commercial Banking	4,131	3,970	4	4,131	3,654	13
Global Banking and Markets	5,729	4,760	20	5,729	3,235	77
Global Private Banking	108	457	(76)	108	482	(78)
Other	(230)	(1,629)	86	(230)	(3,487)	93

Underlying profit before tax	13,078	8,896	47	13,078	6,546	100

By geographical region
Europe	2,776	949	193	2,776	(364)
Hong Kong	4,205	3,733	13	4,205	3,422	23
Rest of Asia-Pacific	3,940	3,326	18	3,940	2,363	67
Middle East and North Africa	910	734	24	910	618	47
North America	808	(772)		808	(717)
Latin America	439	926	(53)	439	1,224	(64)

Underlying profit before tax	13,078	8,896	47	13,078	6,546	100

11. Distribution of results by global business

Retail Banking and Wealth Management
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Net interest income	9,310	10,774	9,524
Net fee income	3,586	3,760	3,445
Net trading income/(expense)	275	34	270
Net income/(expense) from financial instruments designated at fair value	122	519	1,374
Gains less losses from financial investments	48	20	76
Dividend income	11	13	11
Net earned insurance premiums	5,469	5,792	5,399
Other operating income	(92)	4,335	872

Total operating income	18,729	25,247	20,971

Net insurance claims incurred and movement in liabilities to policyholders	(5,440)	(5,932)	(6,425)
Net operating income before loan impairment charges
and other credit risk provisions	13,289	19,315	14,546

Loan impairment charges and other credit risk provisions	(1,768)	(3,273)	(2,242)

Net operating income	11,521	16,042	12,304

Direct employee expenses	(2,651)	(2,944)	(2,588)
Other operating expenses, including reallocations	(5,800)	(7,274)	(6,963)

Total operating expenses	(8,451)	(10,218)	(9,551)

Operating profit	3,070	5,824	2,753

Share of profit in associates and joint ventures	197	586	412

Profit before tax	3,267	6,410	3,165

Commercial Banking
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Net interest income	5,050	5,144	5,217
Net fee income	2,337	2,224	2,246
Net trading income	346	321	312
Net income from financial instruments designated at fair value	104	72	178
Gains less losses from financial investments	(6)	2	20
Dividend income	8	10	8
Net earned insurance premiums	748	882	904
Other operating income	(19)	420	393

Total operating income	8,568	9,075	9,278

Net insurance claims incurred and movement in liabilities to policyholders	(705)	(822)	(980)
Net operating income before loan impairment charges
and other credit risk provisions	7,863	8,253	8,298

Loan impairment charges and other credit risk provisions	(1,160)	(924)	(1,175)

Net operating income	6,703	7,329	7,123

Direct employee expenses	(1,163)	(1,106)	(1,141)
Other operating expenses, including reallocations	(2,174)	(2,630)	(2,721)

Total operating expenses	(3,337)	(3,736)	(3,862)

Operating profit	3,366	3,593	3,261

Share of profit in associates and joint ventures	767	836	845

Profit before tax	4,133	4,429	4,106

Global Banking and Markets
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Net interest income	3,334	3,625	3,335
Net fee income	1,818	1,598	1,731

Net trading income	5,606	3,735	1,955
Net income/(expense) from financial instruments designated at fair value	(961)	501	593
Gains less losses from financial investments	597	700	30
Dividend income	65	55	93
Net earned insurance premiums	3	17	8
Other operating income	201	117	196

Total operating income	10,663	10,348	7,941

Net insurance claims incurred and movement in liabilities to policyholders	(1)	(13)	(3)
Net operating income before loan impairment charges
and other credit risk provisions	10,662	10,335	7,938

Loan impairment charges and other credit risk recoveries	(174)	(598)	(72)

Net operating income	10,488	9,737	7,866

Direct employee expenses	(1,882)	(2,181)	(1,583)
Other operating expenses, including reallocations	(3,125)	(2,892)	(3,251)

Total operating expenses	(5,007)	(5,073)	(4,834)

Operating profit	5,481	4,664	(3,032)

Share of profit in associates and joint ventures	242	383	441

Profit before tax	5,723	5,047	3,473

Global Private Banking
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Net interest income	575	672	622
Net fee income	602	625	607

Net trading income	230	259	231
Gains less losses from financial investments	4	(4)	1
Dividend income	6	4	2
Other operating income	(266)	85	68

Net operating income before loan impairment charges
and other credit risk provisions	1,151	1,641	1,531

Loan impairment charges and other credit risk provisions	(14)	(4)	(23)

Net operating income	1,137	1,637	1,508

Direct employee expenses	(381)	(617)	(298)
Other operating expenses, including reallocations	(654)	(496)	(732)

Total operating expenses	(1,035)	(1,113)	(1,030)

Operating profit	102	524	478

Share of profit in associates and joint ventures	6	3	4

Profit before tax	108	527	482

Other
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Net interest expense	(376)	(464)	(266)
Net fee income	61	100	94

Net trading income/(expense)	(169)	(205)	(332)

Net income/(expense) from financial instruments designated at fair value	(462)	(2,275)	(3,188)

Gains less losses from financial investments	1,213	305	39
Dividend income	17	21	4
Net earned insurance premiums	−	(4)	4
Other operating income	3,866	2,860	5,639

Total operating income	4,150	338	1,994

Net insurance claims incurred and movement in liabilities to policy holders	−	−	−
Net operating income before loan impairment charges and
other credit risk provisions	4,150	338	1,994

Loan impairment (charges)/recoveries and other credit risk provisions	−	−	−

Net operating income/(expense)	4,150	338	1,994

Direct employee expenses	(3,419)	(4,057)	(3,976)
Other operating expenses, including reallocations	107	8	(1,344)

Total operating expenses	(3,312)	(4,049)	(5,320)

Operating profit/(loss)	838	(3,711)	(3,326)

Share of profit/(loss) in associates and joint ventures	2	35	12

Profit/(loss) before tax	840	(3,676)	(3,314)

12. Distribution of results by geography

Europe
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Interest income	8,163	8,729	8,536
Interest expense	(2,913)	(3,656)	(3,215)

Net interest income	5,250	5,073	5,321

Fee income	4,148	4,093	4,092
Fee expense	(1,179)	(1,070)	(946)

Net fee income	2,969	3,023	3,146

Net trading income	4,339	1,851	856

Changes in fair value of long-term debt issued and related derivatives	(1,347)	(1,165)	(1,926)
Net income/(expense) from other financial instruments designated at
fair value	398	229	647

Net income/(expense) from financial instruments designated at fair value	(949)	(936)	(1,279)

Gains less losses from financial investments	373	449	(85)
Dividend income	40	43	68
Net earned insurance premiums	1,746	1,860	1,770
Other operating income	(50)	468	610

Total operating income	13,718	11,831	10,407

Net insurance claims incurred and movement in liabilities to policyholders	(2,244)	(2,164)	(2,466)
Net operating income before loan impairment charges
and other credit risk provisions	11,474	9,667	7,941

Loan impairment charges and other credit risk provisions	(846)	(1,037)	(884)

Net operating income	10,628	8,630	7,057

Operating expenses	(7,862)	(9,289)	(9,806)

Operating profit/(loss)	2,766	(659)	(2,749)

Share of profit/(loss) in associates and joint ventures	2	(8)	2

Profit/(loss) before tax	2,768	(667)	(2,747)

Hong Kong
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Interest income	3,331	3,112	3,244
Interest expense	(465)	(513)	(527)

Net interest income	2,866	2,599	2,717

Fee income	2,326	1,888	1,982
Fee expense	(320)	(270)	(265)

Net fee income	2,006	1,618	1,717

Net trading income	872	762	701

Net income/(expense) from financial instruments designated at
fair value	(258)	44	403

Gains less losses from financial investments	19	279	43
Dividend income	16	18	6
Net earned insurance premiums	3,179	3,079	2,878
Other operating income	885	825	1,099

Total operating income	9,585	9,224	9,564

Net insurance claims incurred and movement in liabilities to policyholders	(2,942)	(3,091)	(3,275)
Net operating income before loan impairment charges
and other credit risk provisions	6,643	6,133	6,289

Loan impairment charges and other credit risk provisions	(46)	(32)	(42)

Net operating income	6,597	6,101	6,247

Operating expenses	(2,418)	(2,396)	(2,452)

Operating profit	4,179	3,705	3,795

Share of profit/(loss) in associates and joint ventures	26	56	26

Profit before tax	4,205	3,761	3,821

Rest of Asia-Pacific
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Interest income	4,336	4,666	4,475
Interest expense	(1,683)	(1,948)	(1,802)

Net interest income	2,653	2,718	2,673

Fee income	1,302	1,353	1,278
Fee expense	(218)	(275)	(273)

Net fee income	1,084	1,078	1,005

Net trading income	46	932	121

Changes in fair value of long-term debt issued and related derivatives	1	(2)	(2)
Net income/(expense) from other financial instruments designated at
fair value	(3)	66	44

Net income/(expense) from financial instruments designated at fair value	(2)	64	42

Gains less losses from financial investments	1,208	25	(9)
Dividend income	1	4	1
Net earned insurance premiums	404	392	420
Other operating income	1,923	1,076	3,760

Total operating income	7,317	6,289	8,013

Net insurance claims incurred and movement in liabilities to policyholders	(314)	(342)	(376)
Net operating income before loan impairment charges
and other credit risk provisions	7,003	5,947	7,637

Loan impairment charges and other credit risk provisions	(152)	(298)	(138)

Net operating income	6,851	5,649	7,499

Operating expenses	(2,749)	(2,865)	(2,941)

Operating profit	4,102	2,784	4,588

Share of profit in associates and joint ventures	955	1,588	1,518

Profit before tax	5,057	4,372	6,076

Middle East and North Africa
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Interest income	1,008	990	1,063
Interest expense	(262)	(285)	(298)

Net interest income	746	705	765

Fee income	354	343	333
Fee expense	(43)	(41)	(40)

Net fee income	311	302	293

Net trading income	203	216	174

Net income/(expense) from financial instruments designated at
fair value	(1)	(4)	(8)

Gains less losses from financial investments	(18)	5	4
Dividend income	4	3	2
Other operating income	8	10	(37)

Total operating income	1,253	1,237	1,193

Net insurance claims incurred and movement in liabilities to policyholders	−	−	−

Net operating income before loan impairment charges
and other credit risk provisions	1,253	1,237	1,193

Loan impairment charges and other credit risk provisions	47	(135)	(151)

Net operating income	1,300	1,102	1,042

Operating expenses	(616)	(537)	(629)

Operating profit	684	565	413

Share of profit in associates and joint ventures	225	207	165

Profit before tax	909	772	578

North America
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Interest income	4,298	6,390	4,821
Interest expense	(1,268)	(1,651)	(1,443)

Net interest income	3,030	4,739	3,378

Fee income	1,293	1,861	1,305
Fee expense	(155)	(418)	(235)

Net fee income	1,138	1,443	1,070

Net trading income/(expense)	505	161	346

Changes in fair value of long-term debt issued and related derivatives	(72)	(638)	(581)
Net income/(expense) from other financial instruments
designated at fair value	−	(1)	1
Net income/(expense) from financial instruments designated at fair value	(72)	(639)	(580)

Gains less losses from financial investments	223	176	75
Dividend income	41	26	35
Net earned insurance premiums	34	109	84
Gains on disposal of US branch network and cards business		3,809	203
Other operating income	(228)	226	180

Total operating income	4,671	10,050	4,791

Net insurance claims incurred and movement in liabilities to policyholders	(39)	(72)	(76)

Net operating income before loan impairment charges
and other credit risk provisions	4,632	9,978	4,715

Loan impairment charges and other credit risk provisions	(696)	(2,161)	(1,296)

Net operating income	3,936	7,817	3,419

Operating expenses	(3,276)	(4,462)	(4,478)

Operating profit/(loss)	660	3,355	(1,059)

Share of profit/(loss) in associates and joint ventures	6	(1)	4

Profit/(loss) before tax	666	3,354	(1,055)

Latin America
	Half-year to
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m

Interest income	5,154	6,351	5,650
Interest expense	(1,880)	(2,809)	(2,208)

Net interest income	3,274	3,542	3,442

Fee income	1,233	1,229	1,225
Fee expense	(337)	(386)	(333)

Net fee income	896	843	892

Net trading income	397	597	374

Net income from financial instruments designated at fair value	85	288	379

Gains less losses from financial investments	51	89	138
Dividend income	5	9	6
Net earned insurance premiums	863	1,256	1,196
Other operating income	(1)	47	206

Total operating income	5,570	6,671	6,633

Net insurance claims incurred and movement in liabilities to policyholders	(612)	(1,106)	(1,247)
Net operating income before loan impairment charges
and other credit risk provisions	4,958	5,565	5,386

Loan impairment charges and other credit risk provisions	(1,423)	(1,136)	(1,001)

Net operating income	3,535	4,429	4,385

Operating expenses	(3,069)	(3,285)	(3,145)

Operating profit	466	1,144	1,240

Share of profit in associates and joint ventures	−	1	(1)

Profit before tax	466	1,145	1,239

13. Foreign currency amounts

The sterling and Hong Kong dollar equivalent figures in the consolidated income statement and balance sheet are for information only. These are translated at the average rate for the period for the income statement and the closing rate for the balance sheet as follows:

		Half-year to
		30 June	30 June	31 December
		2013	2012	2012
		US$m	US$m	US$m

Closing:	HK$/US$	7.758	7.756	7.750
	£/US$	0.657	0.638	0.619

Average:	HK$/US$	7.759	7.761	7.753
	£/US$	0.648	0.634	0.628

14. Contingent liabilities, contractual commitments and guarantees

	At	At	At
	30 June	30 June	31 December
	2013	2012	2012
	US$m	US$m	US$m
Guarantees and contingent liabilities
Guarantees	80,600	79,714	80,364
Other contingent liabilities	228	288	209

	80,828	80,002	80,573

Commitments
Documentary credits and short-term trade-related transactions	13,078	14,807	13,359
Forward asset purchases and forward forward deposits placed	710	784	419
Undrawn formal standby facilities, credit lines and other
commitments to lend	574,158	548,522	565,691

	587,946	564,113	579,469

Commitments

In addition to the commitments disclosed above, at 30 June 2013 HSBC had US$401m (30 June 2012: US$561m; 31 December 2012: US$607m) of capital commitments contracted but not provided for and US$196m (30 June 2012: US$204m; 31 December 2012: US$197m) of capital commitments authorised but not contracted for.

15. Legal proceedings and regulatory matters

HSBC is party to legal proceedings, investigations and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters is material, either individually or in the aggregate. HSBC recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation which has arisen as a result of past events, and for which a reliable estimate can be made of the amount of the obligation. While the outcome of these matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of legal proceedings and regulatory matters as at 30 June 2013 (see Note 16 Provisions, in the Interim Report 2013).

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International (now HSBC Finance) and certain former officers were named as defendants in a class action law suit, Jaffe v. Household International, Inc., et al (filed 19 August 2002). The complaint asserted claims under §10 and §20 of the US Securities Exchange Act of 1934. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between 30 July 1999 and 11 October 2002. The claims alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the restatement.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Following post-trial briefing, the District Court ruled that various legal challenges to the verdict, including as to loss causation and other matters, would not be considered until after a second phase of the proceedings addressing issues of reliance and the submission of claims by class members had been completed. The District Court ruled on 22 November 2010 that claims forms should be mailed to class members to ascertain which class members may have claims for damages arising from reliance on the misleading statements found by the jury. The District Court also set out a method for calculating damages for class members who filed claims. As previously reported, lead plaintiffs, in court filings in March 2010, estimated that damages could range 'somewhere between US$2.4bn to US$3.2bn to class members', before pre-judgement interest.

In December 2011, the report of the court-appointed claims administrator to the District Court stated that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of these claims was approximately US$2.2bn. Defendants filed legal challenges asserting that the presumption of reliance was defeated as to the class and raising various objections with respect to compliance with the claims form requirements as to certain claims.

In September 2012, the District Court rejected defendants' arguments that the presumption of reliance generally had been defeated either as to the class or as to particular institutional claimants. In addition, the District Court has made various rulings with respect to the validity of specific categories of claims, and held certain categories of claims valid, certain categories of claims invalid, and directed further proceedings before a court-appointed Special Master to address objections regarding certain other claim submission issues. In light of those rulings and through various agreements of the parties and certain rulings by the Special Master, currently there is approximately US$1.5bn in claims as to which there remain no unresolved objections relating to the claims form submissions. In addition, approximately US$510m in claims remain to be addressed before the Special Master with respect to various claims form objections, with a small portion of those potentially subject to further trial proceedings. In addition, approximately US$179m in claims are subject to supplemental notices that were to be returned by claimants by 30 June 2013, and that may also be subject to further objections. Therefore, based upon proceedings to date, the current range of a possible final judgement, prior to imposition of pre-judgement interest (if any), is between approximately US$1.5bn and US$2.2bn. The District Court may wait for a resolution of all disputes as to all claims before entering final judgement, or the District Court may enter a partial judgement on fewer than all claims pending resolution of disputes as to the remaining claims. The District Court has set a schedule for filing post-verdict motions challenging the verdict and also for plaintiffs to file motions seeking pre-judgement interest and entry of a partial judgement, with briefing on those motions scheduled to be completed by mid-September 2013.

The timing and outcome of the ultimate resolution of this matter is uncertain. When a final judgement, partial or otherwise, is entered by the District Court, the parties have 30 days in which to appeal the verdict to the Seventh Circuit Court of Appeals. Despite the jury verdict and the various rulings of the District Court, HSBC continues to believe that it has meritorious grounds for appeal of one or more of the rulings in the case, and intends to appeal the District Court's final judgement, partial or otherwise. Upon final judgement, partial or otherwise, HSBC Finance will be required to provide security for the judgement in order to suspend its execution while the appeal is ongoing by either depositing cash in an interest-bearing escrow account or posting an appeal bond in the amount of the judgement (including any pre-judgement interest awarded).

Given the complexity and uncertainties associated with the actual determination of damages, including the outcome of any appeals, there is a wide range of possible damages. HSBC believes it has meritorious grounds for appeal on matters of both liability and damages and will argue on appeal that damages should be nil or a relatively insignificant amount. If the Appeals Court rejects or only partially accepts HSBC Finance's arguments, the amount of damages, based upon the claims submitted and the potential application of pre-judgement interest (calculated based upon a one-year treasury constant rate compounded annually), may lie in a range from a relatively insignificant amount to somewhere in the region of US$2.7bn. Should plaintiffs successfully cross-appeal certain issues related to the validity of specific claims or should a different pre-judgement interest rate be applied, it is reasonably possible that future losses related to this matter could be up to or exceed US$3.5bn. A provision has been made based on management's best estimate of probable outflows.

Bernard L. Madoff Investment Securities LLC

In December 2008, Bernard L. Madoff ('Madoff') was arrested for running a Ponzi scheme and a trustee was appointed for the liquidation of his firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), an SEC-registered broker-dealer and investment adviser. Since his appointment, the trustee has been recovering assets and processing claims of Madoff Securities customers. Madoff subsequently pleaded guilty to various charges and is serving a 150 year prison sentence. He has acknowledged, in essence, that while purporting to invest his customers' money in securities and, upon request, return their profits and principal, he in fact never invested in securities and used other customers' money to fulfil requests for the return of profits and principal. The relevant US authorities are continuing their investigations into his fraud, and have brought charges against others, including certain former employees and the former auditor of Madoff Securities.

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was US$8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC to date, we estimate that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately US$4bn.

Plaintiffs (including funds, fund investors, and the Madoff Securities trustee) have commenced Madoff-related proceedings against numerous defendants in a multitude of jurisdictions. Various HSBC companies have been named as defendants in suits in the US, Ireland, Luxembourg and other jurisdictions. Certain suits (which include US putative class actions) allege that the HSBC defendants knew or should have known of Madoff's fraud and breached various duties to the funds and fund investors.

In April 2013, the US Court of Appeals for the Second Circuit heard oral argument on an appeal by investors in three related putative class actions from decisions by the US District Court for the Southern District of New York that dismissed all claims against the HSBC defendants on forum non conveniens grounds and in one of the actions involving claims of investors in Thema International Fund plc, also declined to consider preliminary approval of a proposed settlement pursuant to which, subject to various conditions, HSBC had agreed to pay from US$52.5m up to a maximum of US$62.5m. In light of the District Court's decisions, HSBC terminated the settlement agreement. The Thema plaintiff contests HSBC's right to terminate. A decision on the appeal is expected in late 2013.

In July 2013, a settlement was reached for US$250m plus a contribution of US$43m towards costs in respect of a claim by Thema International Fund plc against HSBC Institutional Trust Services (Ireland) Limited in the Irish High Court. A provision was made for this matter as at 30 June 2013.

In December 2010, the Madoff Securities trustee commenced suits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The US action (which also names certain funds, investment managers, and other entities and individuals) sought US$9bn in damages and additional recoveries from HSBC and the various co-defendants. It sought damages against HSBC for allegedly aiding and abetting Madoff's fraud and breach of fiduciary duty. In July 2011, after withdrawing the case from the Bankruptcy Court in order to decide certain threshold issues, the US District Court Judge dismissed the trustee's various common law claims on the grounds that the trustee lacks standing to assert them. In December 2011, the trustee filed a notice of appeal to the US Court of Appeals for the Second Circuit. The Second Circuit issued a decision, upholding the District Court's dismissal of the common law claims in June 2013.

The District Court returned the remaining claims to the US Bankruptcy Court for further proceedings. Those claims seek, pursuant to US bankruptcy law, recovery of unspecified amounts received by HSBC from funds invested with Madoff, including amounts that HSBC received when it redeemed units HSBC held in the various funds. HSBC acquired those fund units in connection with financing transactions HSBC had entered into with various clients. The trustee's US bankruptcy law claims also seek recovery of fees earned by HSBC for providing custodial, administration and similar services to the funds. Between September 2011 and April 2012, the HSBC defendants and certain other defendants moved again to withdraw the case from the Bankruptcy Court. The District Court granted those withdrawal motions as to certain issues, and briefing and oral arguments on the merits of the withdrawn issues are now complete. The District Court has issued rulings on several of the withdrawn issues, but decisions with respect to all other issues are still pending and are expected in 2013.

The trustee's English action seeks recovery of unspecified transfers of money from Madoff Securities to or through HSBC, on the ground that the HSBC defendants actually or constructively knew of Madoff's fraud. HSBC has not been served with the trustee's English action.

Between October 2009 and April 2012, Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited ('Fairfield'), funds whose assets were directly or indirectly invested with Madoff Securities, commenced multiple suits in the British Virgin Islands ('BVI') and the US against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in the Fairfield funds. The Fairfield actions seek restitution of amounts paid to the defendants in connection with share redemptions, on the ground that such payments were made by mistake, based on inflated values resulting from Madoff's fraud, and some actions also seek recovery of the share redemptions under BVI insolvency law. The actions in the US are currently stayed in the Bankruptcy Court pending developments in related appellate litigation in the BVI.

There are many factors which may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings, including but not limited to the circumstances of the fraud, the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. For these reasons, among others, it is not practicable at this time for HSBC to estimate reliably the aggregate liabilities, or ranges of liabilities, that might arise as a result of all such claims but they could be significant. In any event, HSBC considers that it has good defences to these claims and will continue to defend them vigorously.

US mortgage-related investigations

In April 2011, HSBC Bank USA entered into a consent cease and desist order with the Office of the Comptroller of the Currency ('OCC') and HSBC Finance and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board (together with the OCC, the 'Servicing Consent Orders') following completion of a broad horizontal review of industry residential mortgage foreclosure practices. These consent orders require prescribed actions to address the deficiencies noted in the joint examination and described in the consent orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the Federal Reserve Board to align their processes with the requirements of the consent orders and are implementing operational changes as required.

The Servicing Consent Orders required an independent review of foreclosures (the 'Independent Foreclosure Review') pending or completed between January 2009 and December 2010 to determine if any borrower was financially injured as a result of an error in the foreclosure process. As required by the Servicing Consent Orders, an independent consultant was retained to conduct that review.

On 28 February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the Federal Reserve Board, (together the 'IFR Settlement Agreements'), pursuant to which the Independent Foreclosure Review has ceased and been replaced by a broader framework under which we and 12 other participating servicers will, in the aggregate, provide in excess of US$9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH has made a cash payment of US$96m into a fund that will be used to make payments to borrowers that were in active foreclosure during 2009 and 2010, and in addition, will provide other assistance (e.g. loan modifications) to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders.
The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by bank regulatory, governmental or law enforcement agencies, such as the US Department of Justice ('DoJ') or State Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. Pursuant to the IFR Settlement Agreement with the OCC, however, the OCC has agreed that it will not assess civil money penalties or initiate any further enforcement action with respect to past mortgage servicing and foreclosure-related practices addressed in the Servicing Consent Orders, provided the terms of the IFR Settlement Agreement are fulfilled. The OCC's agreement not to assess civil money penalties is further conditioned on HNAH making payments or providing borrower assistance pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans within two years. The Federal Reserve Board has agreed that any assessment of civil money penalties by the Federal Reserve Board will reflect a number of adjustments, including amounts expended in consumer relief and payments made pursuant to any agreement that may be entered into with the DoJ in connection with the servicing of residential mortgage loans. In addition, the IFR Settlement Agreements do not preclude private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlement related to the Independent Foreclosure Review discussed above, in February 2012 five of the largest US mortgage servicers (not including HSBC companies) reached a settlement with the DoJ, the US Department of Housing and Urban Development and State Attorneys General of 49 states with respect to foreclosure and other mortgage servicing practices. Following this settlement, these government agencies initiated discussions with mortgage industry servicers. HNAH, HSBC Bank USA and HSBC Finance have had discussions with US bank regulators and other governmental agencies regarding a potential resolution, although the timing of any settlement is not currently known. HSBC has recognised a provision to reflect the estimated liability associated with a proposed settlement of this matter. Any such settlement, however, may not completely preclude other enforcement actions by state or federal agencies, regulators or law enforcement bodies related to foreclosure and other mortgage servicing practices, including, but not limited to matters relating to the securitisation of mortgages for investors. In addition, such a settlement would not preclude private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA has been involved as a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). During 2005-2007, HSBC Bank USA purchased and sold US$24bn of such loans to HSI which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately US$6.9bn and US$7.4bn at 30 June 2013 and 31 December 2012, respectively.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the US mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants' rights. While HSBC believes and continues to maintain that the obligations at issue and the related liability are properly those of the servicer of each trust, HSBC continues to receive significant and adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

HSBC Bank USA and HSI have been named as defendants in a number of actions in connection with residential mortgage-backed securities ('RMBS') offerings, which generally allege that the offering documents for securities issued by securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. These include an action filed in September 2011 by the Federal Housing Finance Agency ('FHFA'). This action is one of a series of similar actions filed against 17 financial institutions alleging violations of federal and state securities laws in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. This action, along with all of the similar FHFA RMBS actions that were filed in the US District Court for the Southern District of New York, was transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 2012, the District Court filed its decision denying the motion to dismiss FHFA's securities law claims and granting the motion to dismiss FHFA's negligent misrepresentation claims. The District Court's ruling formed the basis for rulings on the other matters, including the action filed against HSBC Bank USA and HSI. On 5 April 2013, the Second Circuit Court of Appeals affirmed the ruling of the District Court. In December 2012, the District Court directed the FHFA parties to schedule mediation with the Magistrate Judge assigned to the action. In January 2013, the FHFA parties met with the Magistrate Judge to discuss how to structure a mediation. Since that time, three of the FHFA defendants (GE, Citigroup and UBS) have resolved their lawsuits for which the terms of these settlements are largely confidential, but have been disclosed to varying degrees, including to some extent by the defendants in securities filings. Discovery in the action against HSBC is proceeding apace. FHFA's lawsuit asserts claims for damages and rescission under federal and state securities laws and state common law, and alleges that the defendants caused hundreds of millions of dollars in damages to Fannie Mae and Freddie Mac. Based upon the information currently available, it is possible that these damages could be as high as US$1.6bn.

HNAH, HSBC USA, HSBC Bank USA, HSBC Markets (USA) Inc., HSI Asset Securitization and HSI have been named as defendants in lawsuits brought by foreign financial institutions alleging fraud in connection with the sale of mortgage-backed securities. These actions were filed by Deutsche Zentral-Genossenschaftsbank ('DZ Bank'), HSH Nordbank AG ('HSH') and Bayerische Landesbank ('BL'). In September 2012 the HSH and DZ Bank matters were consolidated after being removed from state court to the United States District Court for the Southern District of New York. In June 2013 the BL case was also removed from state court to the same federal court.

In June 2013, Deutsche Bank National Trust Company ('DBNTC'), as Trustee of HASCO 2007-NC1, filed a summons with notice in New York County Supreme Court, State of New York, naming HSBC Bank USA as the sole defendant. The summons alleges that DBNTC brought the action at the direction of certificate holders of the trust, seeking specific performance and damages of at least US$508m arising out of the alleged breach of various representations and warranties made by HSBC Bank USA in the applicable loan purchase agreement regarding certain characteristics of the mortgage loans contained in the trust.

HSBC Finance and its subsidiary, Decision One Mortgage Company LLC, have been named as defendants in a number of recently-filed mortgage loan repurchase actions brought by trustees of securitisation trusts. These actions include (i) Deutsche Bank, as Trustee of MSAC 2007-HE6 v. Decision One and HSBC Finance Corp. (ii) Seagull Point LLC, individually and on behalf of the MSAC 2007-HE5 Trust v. Decision One Mortgage Company LLC, et al., and (iii) FHFA, as conservator of Freddie Mac, on behalf of the Trustee of HASCO 2007-HE2 v. Decision One and HSBC Finance. These actions all seek to have Decision One and HSBC Finance repurchase mortgage loans originated by Decision One and securitised by third parties. In the aggregate, these actions seek repurchase of loans, or compensatory damages amounting to approximately US$650m.

In December 2010 and February 2011, HSBC Bank USA received subpoenas from the SEC seeking production of documents and information relating to its involvement and the involvement of its affiliates in specified private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. HSBC Bank USA has also had preliminary contacts with other government authorities exploring the role of trustees in private-label RMBS transactions. In February 2011, HSBC Bank USA also received a subpoena from the US Attorney's Office, Southern District of New York seeking production of documents and information relating to loss mitigation efforts with respect to residential mortgages in the State of New York. In January 2012, HSI was served with a Civil Investigative Demand from the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

HSBC expects this level of focus will continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the US mortgage securitisation market, either individually or as a member of a group. The timing and outcome of the ultimate resolution of these matters, and the amount of any possible obligations, is highly uncertain.

Anti-money laundering and sanctions-related

In October 2010, HSBC Bank USA entered into a consent cease and desist order with the OCC and the indirect parent of that company, HNAH, entered into a consent cease and desist order with the Federal Reserve Board (the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including various issues relating to US Bank Secrecy Act ('BSA') and anti-money laundering ('AML') compliance. Steps continue to be taken to address the requirements of the Orders to ensure compliance, and that effective policies and procedures are maintained.

In addition, in December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements to achieve a resolution with US and UK government agencies regarding past inadequate compliance with AML, BSA and sanctions laws, including the previously reported investigations by the DoJ, the Federal Reserve, the OCC and the US Department of Treasury's Financial Crimes Enforcement Network in connection with AML/BSA compliance, including cross-border transactions involving our cash handling business in Mexico and banknotes business in the US, and the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC economic sanctions. As part of the resolution, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the United States Attorney's Office for the Eastern District of New York, and the United States Attorney's Office for the Northern District of West Virginia (the 'US DPA'), HSBC Holdings entered into a two-year deferred prosecution agreement with the New York County District Attorney (the 'DANY DPA'), and HSBC Holdings consented to a cease and desist order and HSBC Holdings and HNAH consented to a monetary penalty order with the Federal Reserve Board ('FRB'). In addition, HSBC Bank USA entered into a monetary penalty consent order with FinCEN and a separate monetary penalty order with the OCC. HSBC Holdings also entered into an undertaking with the UK Financial Services Authority, now a Financial Conduct Authority ('FCA') Direction, to comply with certain forward-looking obligations with respect to AML and sanctions requirements.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling US$1,921m to US authorities and are continuing to comply with ongoing obligations. Over the five-year term of the agreements with the DoJ, FCA, and the FRB, an independent monitor (who will, for FCA purposes, be a 'skilled person' under Section 166 of the Financial Services and Markets Act) will evaluate HSBC's progress in fully implementing its obligations under the agreements and will produce regular assessments of the effectiveness of HSBC's Compliance function. Michael Cherkasky has been selected as the independent monitor and on 1 July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of the same.

If HSBC Holdings and HSBC Bank USA fulfil all of the requirements imposed by the US DPA, the DOJ's charges against those entities will be dismissed at the end of the five-year period of that agreement. Similarly, if HSBC Holdings fulfils all of the requirements imposed by the DANY DPA, DANY's charges against it will be dismissed at the end of the two-year period of that agreement. The DoJ may prosecute HSBC Holdings or HSBC Bank USA in relation to the matters which are the subject of the US DPA if HSBC Holdings or HSBC Bank USA breaches the terms of the US DPA, and DANY may prosecute HSBC Holdings in relation to the matters which are subject of the DANY DPA if HSBC Holdings violates the terms of the DANY DPA.

HSBC Bank USA also entered into a separate consent order with the OCC requiring it to correct the circumstances and conditions as noted in the OCC's then most recent report of examination and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise wide compliance programme.

The settlement with US and UK authorities does not preclude private litigation relating to, among other things, HSBC's compliance with applicable AML, BSA and sanctions laws or other regulatory or law enforcement actions for AML/BSA or sanctions matters not covered by the various agreements.

US tax and broker-dealer investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees acted appropriately in relation to certain customers who had US tax reporting requirements. In connection with these investigations, HSBC Private Bank Suisse SA, with due regard for Swiss law, has produced records and other documents to the DoJ and is cooperating with the investigation. Other HSBC entities are also cooperating with the relevant US authorities, including with respect to US-based clients of an HSBC company in India.

In April 2011, HSBC Bank USA received a summons from the US Internal Revenue Service directing HSBC Bank USA to produce records with respect to US-based clients of an HSBC company in India. HSBC Bank USA has cooperated fully by providing responsive documents in its possession in the US to the US Internal Revenue Service.

Also in April 2011, HSBC Bank USA received a subpoena from the SEC directing HSBC Bank USA to produce records in the US related to, among other things, HSBC Private Bank Suisse SA's cross-border policies and procedures and adherence to US broker-dealer and investment adviser rules and regulations when dealing with US resident clients. HSBC Bank USA continues to cooperate with the SEC. HSBC Private Bank Suisse SA has also produced records and other documents to the SEC and is cooperating with the SEC's investigation.

Based on the facts currently known in respect of each of these investigations, there is a high degree of uncertainty as to the terms on which the ongoing investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

Investigations and reviews into the setting of London interbank offered rates, European interbank offered rates and other benchmark interest and foreign exchange rates

Various regulators and competition and enforcement authorities around the world including in the UK, the US, Canada, the EU, Switzerland, Hong Kong, Malaysia and South Korea are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of London interbank offered rates ('Libor'), European interbank offered rates ('Euribor') and other benchmark interest and foreign exchange rates. As certain HSBC entities are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

On 14 June 2013, in conjunction with the completion of its review, the Monetary Authority of Singapore ('MAS') censured The Hongkong and Shanghai Banking Corporation Ltd ('HBAP') for deficiencies in governance, risk management, internal controls and surveillance systems in connection with its participation on the contributing panel with respect to certain foreign exchange spot benchmarks that are commonly used to settle non-deliverable forward foreign exchange contracts. At the same time, HBAP was directed to adopt measures to address the identified deficiencies, to appoint a party to ensure the robustness of its remedial measures, and to maintain additional statutory reserves with the MAS at zero interest for a period of one year. HBAP was one of twenty banks subjected to supervisory action by the MAS as a result of its review.

As for ongoing regulatory investigations and reviews, based on the facts currently known in respect of each of these investigations, there is a high degree of uncertainty as to the terms on which the on-going investigations will be resolved and the timing of such resolution, including the amounts of fines and/or penalties. As matters progress, it is possible that fines and/or penalties could be significant.

In addition, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. These lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the US District Court for the Southern District of New York. The complaints in those actions assert claims against HSBC and other US dollar Libor panel banks under various US laws including US antitrust and racketeering laws, the US Commodity Exchange Act ('CEA'), and state law.

In March 2013, the US District Court Judge overseeing the consolidated proceeding that encompasses a number of pending actions related to US dollar Libor issued an opinion and order in the six oldest actions dismissing the plaintiffs' federal and state antitrust claims, racketeering claims and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. In May 2013, the plaintiffs in some of those actions filed motions for leave to amend their complaints. Those motions remain pending before the court. The court has stayed proceedings with respect to all other actions in the consolidated proceeding that contain claims similar to those addressed by the court's dismissal opinion and order.

Separately, HSBC and other panel banks have also been named as defendants in a putative class action filed in the US on behalf of persons and entities who transacted in euroyen futures and options contracts related to the euroyen Tokyo interbank offered rate ('Tibor'). The complaint alleges, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association's euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the US CEA, and state law. In April 2013, the plaintiff filed a second amended complaint which the defendants moved to dismiss in June 2013. Briefing is expected to be completed in late 2013.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these private lawsuits, including the timing and potential impact on HSBC.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the European Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the European Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC is reviewing the Statement of Objections in detail and will submit a response to the European Commission in due course. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of the European Commission's investigation, including the timing or impact on HSBC.

In July 2013, HSBC Bank USA, HSBC Holdings and HSBC Bank were named as defendants, among others, in three putative class actions filed in federal courts located in New York and Chicago. These class actions allege that the defendants, which include ISDA, Markit and several other financial institutions, conspired to restrain trade in violation of the federal anti-trust laws by, among other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market, with the purpose and effect of artificially inflating the bid/ask spread paid to buy and sell credit default swaps in the US. The Plaintiffs in these suits purport to represent a class of all persons who purchased or sold credit default swaps to defendants in the US. Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing and potential impact on HSBC.

16. Events after the balance sheet date

A second interim dividend for the financial year ending 31 December 2013 was declared by the Directors after 30 June 2013, as described in Note 2.

On 11 July 2013, we announced the completion of our strategic review of the private banking operations of HSBC Private Banking Holdings (Suisse) SA in Monaco, and that we have decided to retain this business. Assets and liabilities of the business were classified as a disposal group held for sale in the first quarter of 2013 and a loss on reclassification to held for sale of US$0.3bn was recognised in the income statement. Following the announcement, the assets and liabilities of the business were reclassified to the relevant balance sheet categories.

During July 2013, we commenced the active marketing to sell a portion of our US real-estate loans held in our North America segment. At that time, the sale was considered highly probable and these loans were classified as held for sale. As at 30 June 2013, these loans had an unpaid principal balance of approximately US$1.8bn and the gross carrying amount before impairment allowances, but including the effect of write-downs, was approximately US$1.1bn. We expect to sell these loans by October 2013.

17. Forward-looking statements

This media release contains certain forward-looking statements with respect to the financial condition, results of operations and business of HSBC. These forward-looking statements represent HSBC's expectations or beliefs concerning future events and involve known and unknown risks and uncertainty that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words 'potential', 'estimated', and similar expressions or variations on such expressions may be considered 'forward-looking statements'.

18. Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2012 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The auditor has reported on those accounts. Its report was unqualified; did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report; and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

The information in this media release does not constitute the unaudited interim consolidated financial statements which are contained in the Interim Report 2013. The Interim Report 2013 was approved by the Board of Directors on 5 August 2013. The unaudited interim consolidated financial statements have been reviewed by the Company's auditor, KPMG Audit Plc, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2013.

19. HSBC Holdings plc - Supplementary Regulatory Disclosure

The Prudential Regulation Authority requires major UK banks to make disclosures of capital resources on a first year transitional basis and leverage ratio, on an end point basis, under CRD IV. At 31 December 2012, HSBC included this information in the Capital and Risk Management Pillar 3 Disclosures at 31 December 2012 published on the Group's website. Given the absence of a Pillar 3 report at 30 June 2013 these are published as a Supplementary Regulatory Disclosure and is available on the HSBC Group website www.hsbc.com.

20. Dealings in HSBC Holdings plc shares

Except for dealings as intermediaries by HSBC Bank plc and The Hongkong and Shanghai Banking Corporation Limited, which are members of a European Economic Area exchange, neither we nor any of our subsidiaries have purchased, sold or redeemed any of our listed securities during the six months ended 30 June 2013.

21. Proposed interim dividends for 2013

The Board has adopted a policy of paying quarterly dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. The proposed timetables for dividends payable on the ordinary shares in respect of 2013 that have not yet been declared are:

	Third interim	Fourth interim
	dividend for 2013	dividend for 2013

Announcement	7 October 2013	24 February 2014
Shares quoted ex-dividend in London, Hong Kong, Paris and Bermuda	23 October 2013	12 March 2014
ADSs quoted ex-dividend in New York	23 October 2013	12 March 2014
Record date in Hong Kong	24 October 2013	13 March 2014
Record date in London, New York, Paris and Bermuda1	25 October 2013	14 March 2014
Payment date	11 December 2013	30 April 2014

1 Removals to and from the Overseas Branch Register of shareholders in Hong Kong will not be permitted on these dates.

22. Interim Management Statement and Final results

An Interim Management Statement is expected to be issued on 4 November 2013. The results for the year to 31 December 2013 are expected to be announced on 24 February 2014.

23. Corporate governance

HSBC is committed to high standards of corporate governance.

Throughout the six months to 30 June 2013, HSBC Holdings plc has complied with the applicable code provisions of The UK Corporate Governance Code issued by the Financial Reporting Council and the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited save that the Group Risk Committee (all the members of which are independent non-executive Directors), which was established in accordance with the recommendations of the Report on Governance in UK banks and other financial industry entities, is responsible for the oversight of internal control (other than internal controls over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board of HSBC Holdings plc has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct complies with The Model Code in the Listing Rules of the Financial Conduct Authority and with The Model Code for Securities Transactions by Directors of Listed Issuers ('Hong Kong Model Code') set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted by The Stock Exchange of Hong Kong Limited primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following a specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the period, save that, on 10 January 2013, an independent non-executive Director disposed of an interest as beneficial owner in 500 units of euro-denominated preferred securities of €1,000 each issued by HSBC Capital Funding (Euro 2) L.P. before giving notification. All Directors have since been reminded of their obligations under the code of conduct for transactions in HSBC Group Securities.

There have been no material changes to the information disclosed in the Annual Report and Accounts 2012 in respect of the number and remuneration of employees, remuneration policies, bonus and share option plans and training schemes.

The Directors of HSBC Holdings plc as at the date of this announcement are:

D J Flint, S T Gulliver, S A Catz1, L M L Cha1, M K T Cheung1, J B Comey1,2, J D Coombe1, J Faber1, R A Fairhead1, R Fassbind1, J W J Hughes-Hallett1, W S H Laidlaw1, J P Lipsky1, J R Lomax1, I J Mackay and Sir Simon Robertson1.

1 Independent non-executive Director.
2 Will retire on 4 September 2013.

The Group Audit Committee has reviewed the results for the six months to 30 June 2013.

24. Interim Report

The Interim Report 2013 will be sent to shareholders on or about 16 August 2013. Copies of the Interim Report 2013 and this Media Release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong; or from Global Publishing Services, HSBC-North America, 26525 N Riverwoods Boulevard, Mettawa, Illinois 60045, USA. The Interim Report 2013 and Media Release may also be downloaded from the HSBC website, www.hsbc.com.

A Chinese translation of the Interim Report 2013 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

The Interim Report 2013 will be available on The Stock Exchange of Hong Kong Limited's website www.hkex.com.hk.

25. For further information contact:

Media Relations Patrick Humphris Telephone: +44 (0)20 7992 1631	Investor Relations Guy Lewis Telephone: +44 (0)20 7992 1938
Gareth Hewett Telephone: +852 2822 4929	Hugh Pye Telephone: +852 2822 4908 Rebecca Self Telephone: +44 (0)20 7991 3643

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 05 August 2013